Exhibit (a)(1)(i)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

(including the Associated Series A Preferred Stock Purchase Rights)

of

PACKETEER, INC.

at

$7.10 Net Per Share

by

COOPER ACQUISITION, INC.

a wholly-owned subsidiary of

BLUE COAT SYSTEMS, INC.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, MAY 30, 2008, UNLESS EXTENDED AS DESCRIBED IN THIS OFFER.

THIS OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER (THE “MERGER AGREEMENT”) DATED APRIL 20, 2008 AMONG BLUE COAT SYSTEMS, INC. (“BLUE COAT”), COOPER ACQUISITION, INC. (THE “PURCHASER”) AND PACKETEER, INC. (THE “COMPANY”). THE BOARD OF DIRECTORS OF THE COMPANY BY UNANIMOUS RESOLUTION HAS, AMONG OTHER THINGS, (I) DECLARED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER (EACH AS DEFINED HEREIN), ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY, (II) APPROVED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, AND (III) RECOMMENDED THAT THE STOCKHOLDERS OF THE COMPANY TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER AND, IF REQUIRED BY APPLICABLE LAW, APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER.

THIS OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN BEFORE THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE, AND THE ASSOCIATED SERIES A PREFERRED STOCK PURCHASE RIGHTS (TOGETHER, THE “SHARES”) OF THE COMPANY, WHICH, TOGETHER WITH ANY SHARES THEN OWNED BY BLUE COAT AND ITS SUBSIDIARIES (INCLUDING THE PURCHASER), REPRESENTS AT LEAST A MAJORITY OF THE TOTAL NUMBER OF SHARES THEN OUTSTANDING, AND (2) ANY WAITING PERIODS OR APPROVALS UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, HAVING EXPIRED, BEEN TERMINATED OR BEEN OBTAINED. THE OFFER IS ALSO SUBJECT TO OTHER CONDITIONS. SEE “INTRODUCTION” AND “THE OFFER—SECTION 15”.

IMPORTANT

Any stockholder of the Company desiring to tender Shares in the Offer should either:

(i) complete and sign the Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or such facsimile thereof) together with the certificates representing tendered Shares and all other required documents to Computershare Trust Company, N.A., the Depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer—Section 3—Book-Entry Delivery”; or

(ii) request your broker, dealer, bank, trust company or other nominee to effect the transaction for you.

Stockholders whose Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact such person if they desire to tender their Shares.

Unless the context requires otherwise, all references to Shares herein shall include the associated Series A Preferred Stock Purchase Rights (the “Rights”). The Rights are presently evidenced by certificates for the Shares, and a tender by a stockholder of such stockholder’s shares of Common Stock will also constitute a tender of the associated Rights.

Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in “The Offer—Section 3—Guaranteed Delivery”.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, banks and trust companies.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

May 1, 2008

SUMMARY TERM SHEET

Securities Sought:	All issued and outstanding shares of common stock, par value $0.001 per share, of Packeteer, Inc. and the associated Series A Preferred Stock purchase rights.

Price Offered Per Share:	$7.10 net per share in cash, without interest, less any required withholding taxes.

Scheduled Expiration of Offer:	5:00 p.m., New York City time on Friday, May 30, 2008, unless extended as anticipated and described herein. See “The Offer—Section 1—Terms of the Offer” and “The Offer—Section 16— Regulatory Approvals”.

Purchaser:	Cooper Acquisition, Inc., a wholly-owned subsidiary of Blue Coat Systems, Inc.

The following are some of the questions that you, as a Packeteer, Inc. stockholder, may have and the answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

Our name is Cooper Acquisition, Inc. We are a Delaware corporation formed for the purpose of making this tender offer for all of the shares of Packeteer, Inc. We are a wholly-owned subsidiary of Blue Coat Systems, Inc., a Delaware corporation.

Unless the context indicates otherwise, we will use the terms “us,” “we,” “our” and the “Purchaser” in this Offer to Purchase to refer to Cooper Acquisition, Inc. and “Blue Coat” to refer to Blue Coat Systems, Inc. We will use the term “Packeteer” or the “Company” to refer to Packeteer, Inc. See “Introduction” and “The Offer—Section 9”.

What securities are you offering to purchase?

We are offering to purchase all of the outstanding common stock, par value $0.001 per share, of Packeteer and the associated Series A Preferred Stock purchase rights. Unless the context requires otherwise, we refer to each share of Packeteer common stock and the associated Series A Preferred Stock purchase rights as a “share” or “Share”. See “Introduction”.

How much are you offering to pay for my shares and what is the form of payment?

We are offering to pay $7.10 net per share in cash, without interest, less any required withholding taxes. See “Introduction” and “The Offer—Section 1”.

Will I have to pay any fees or commissions?

If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker, dealer, bank, trust company or other nominee, and your nominee tenders your shares on your behalf, your nominee may charge you a fee for doing so. You should consult your broker, dealer, bank, trust company or other nominee to determine whether any charges will apply. See “Introduction”.

Do you have the financial resources to pay for the shares?

Yes. We estimate that we will need approximately $253.6 million to purchase all of the outstanding shares not currently owned by Blue Coat or its subsidiaries pursuant to the offer and to pay all related fees and expenses. As of March 31, 2008, after giving pro forma effect to Blue Coat’s purchase of an aggregate of 3,559,117 shares of Company common stock for $7.10 per share from The Liverpool Limited Partnership and Elliott International, L.P. prior to entering into the merger agreement, Blue Coat had consolidated cash and cash equivalents and short-term investments of approximately $152.3 million. In addition, on April 20, 2008, Blue Coat entered into a note purchase agreement pursuant to which, subject to the terms and conditions of such agreement, Blue Coat will be entitled to receive an aggregate of $80 million upon the issuance of senior convertible notes and warrants to Manchester Securities Corp. and Francisco Partners II, L.P. in a private placement. The notes and warrants are to be issued following the final expiration of the offer (without giving effect to any subsequent offering period) and immediately after our acceptance for payment of shares pursuant to the offer. Blue Coat will contribute or otherwise cause funds to be advanced to enable us to consummate the offer. See “The Offer—Section 13—Note Purchase Agreement, Notes and Warrants”. Based upon a combination of internally available cash and the proceeds from the issuance of the notes and warrants, we believe that we will have sufficient cash on hand at the expiration of the offer to pay the offer price for all shares tendered in the offer. The offer is not conditioned upon any financing arrangements. See “The Offer—Section 10”.

Is your financial condition relevant to my decision to tender in the offer?

We do not think our financial condition is relevant to your decision whether to tender in the offer because:

•	the offer is being made for all of the outstanding shares solely for cash;

•	the offer is not subject to any financing condition;

•	if we consummate the offer, we expect to acquire all remaining shares for the same cash price in the subsequent merger;

•	Blue Coat, our parent, has agreed to issue $80 million in notes in a private placement immediately prior to our acceptance for payment of the shares in the offer; and

•	pursuant to the merger agreement, Blue Coat has represented that it will make available to us the funds necessary to consummate the offer and the merger.

What are the most significant conditions to the offer?

The offer is conditioned upon, among other things:

•

there being validly tendered and not withdrawn before the expiration of the offer a number of shares of Packeteer, which, together with the shares then owned by Blue Coat and its subsidiaries (including Cooper Acquisition, Inc.), represents at least a majority of the total number of shares then outstanding; and

•	any waiting periods or approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired, been terminated or been obtained.

The offer is also subject to other conditions. See “The Offer—Section 15”.

Is there an agreement governing the offer?

Yes. Packeteer, Blue Coat and Cooper Acquisition, Inc. have entered into a merger agreement dated April 20, 2008. The merger agreement provides, among other things, for the terms and conditions of the offer and the merger of Cooper Acquisition, Inc. into Packeteer. See “The Offer—Section 13—The Merger Agreement”.

What does the Board of Directors of Packeteer think of the offer?

The Board of Directors of Packeteer has, among other things, unanimously:

•	declared that the merger agreement and the transactions contemplated thereby, including the offer and the merger, are fair to and in the best interests of the stockholders of the Company;

•	approved and declared advisable the merger agreement and the transactions contemplated thereby; and

•	recommended that the Company stockholders tender their shares pursuant to the offer and, if required by applicable law, adopt the merger agreement.

See “Introduction”.

Have any stockholders previously agreed to tender their shares in the offer?

Yes. All of the directors and executive officers of Packeteer (Dave Côté, Manuel R. Frietas, Nelu Mihai, Greg Pappas, Ray Smets, Dave Winikoff, David C. Yntema, Steven J. Campbell, Craig W. Elliott, Joseph A. Graziano, L. William Krause, Bernard F. Mathaisel, Peter Van Camp, and Gregory E. Myers) have agreed to tender their shares in the offer, subject to limited exceptions. Collectively, these stockholders directly own shares representing 1.7% of the outstanding shares as of March 31, 2008. See “The Offer—Section 13—Tender and Support Agreement”.

How long do I have to decide whether to tender in the offer?

You will have at least until 5:00 p.m., New York City time, on Friday, May 30, 2008 to tender your shares in the offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See “The Offer—Section 3”.

Can the offer be extended and under what circumstances?

Yes. We have agreed in the merger agreement that we will extend the offer beyond Friday, May 30, 2008 in the following circumstances:

•

if any of the conditions to the offer have not been satisfied or waived, we will extend (and re-extend) the offer, from time to time, until the earliest to occur of (x) the satisfaction or waiver of these conditions and (y) August 1, 2008 (or January 1, 2009 if the conditions to the Offer shall have not been satisfied or waived due to any action taken or any failure to act by a governmental authority); and

•	if extension for any period is required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or any period required by applicable law.

In addition, we may elect to include one or more “subsequent offering periods” for the offer. A subsequent offering period, if included, will be an additional period of time beginning after we have purchased shares tendered during the offer, during which any remaining stockholders may tender, but not withdraw, their shares and receive the offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See “The Offer—Section 1”.

How will I be notified if the offer is extended?

If we decide to extend the offer, we will inform Computershare Trust Company, N.A., the depositary for the offer, of that fact and will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the next business day after the date the offer was scheduled to expire. See “The Offer—Section 1”.

How do I tender my shares?

To tender your shares, you must deliver the certificate or certificates representing your shares, together with a completed Letter of Transmittal and any other required documents, to Computershare Trust Company, N.A. not later than the time the offer expires. If your shares are held in Street name by your broker, dealer, bank, trust company or other nominee, such nominee can tender your shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the depositary before the expiration of the offer, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP), guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the depositary within three Nasdaq Stock Market trading days. However, the depositary must receive the missing items within that three trading day period. See “The Offer—Section 3”.

Until what time can I withdraw tendered shares?

You can withdraw tendered shares at any time until the offer has expired. You may not, however, withdraw shares tendered during any subsequent offering period, if included. See “The Offer—Section 4”.

How do I withdraw previously tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to Computershare Trust Company, N.A. while you have the right to withdraw the shares. See “The Offer—Section 4”.

When and how will I be paid for my tendered shares?

Subject to the terms and conditions of the offer, we will pay for all validly tendered and not withdrawn shares promptly after (1) the later of the date of expiration of the offer and (2) the satisfaction or waiver of the conditions to the offer that are dependent upon the expiration or termination of applicable waiting periods or the receipt of governmental approvals as described in “The Offer—Section 16”. See “The Offer—Section 2”.

We will pay for your validly tendered and not withdrawn shares by depositing the purchase price with Computershare Trust Company, N.A., which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares will be made only after timely receipt by Computershare Trust Company, N.A. of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in “The Offer—Section 3—Book-Entry Delivery”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such shares. See “The Offer—Section 2”.

Will the offer be followed by a merger if all the shares are not tendered in the offer?

Yes. If we accept for payment and pay for at least a majority of the outstanding shares, we expect to be merged with and into Packeteer in accordance with the terms of the merger agreement. If the merger takes place, all remaining stockholders (other than us, Blue Coat and its wholly-owned subsidiaries, the Company and its wholly-owned subsidiaries, and stockholders properly exercising their dissenters’ rights) will receive the price per share paid in the offer. See “The Offer—Section 12—Purpose of the Offer; Plans for the Company”.

If a majority of the shares are tendered and accepted for payment, will Packeteer continue as a public company?

No. Following the purchase of shares in the offer, we expect to consummate the merger and, following the merger, Packeteer no longer will be publicly owned. However, if for some reason the merger does not take place, the number of stockholders of Packeteer and the number of shares of Packeteer which are still in the hands of the public may be so small that the shares may no longer be eligible to be traded on Nasdaq or on any securities exchange and there may no longer be an active public trading market (or, possibly, there may not be any public trading market) for the shares. Also, Packeteer may cease making filings with the Securities and Exchange Commission and may no longer be required to comply with the Securities and Exchange Commission rules relating to publicly held companies. See the “Introduction” and “The Offer—Section 7”.

What is the “top-up option” and when will it be exercised?

Under the merger agreement, we have the option, subject to limitations, to purchase from Packeteer up to a number of additional shares sufficient to cause us to own at least 90% of the shares then outstanding at a price per share equal to the price per share paid in the offer. We refer to this option as the “top-up option”. The top-up option cannot be exercised if the number of top-up option shares would exceed the number of authorized but unissued and unreserved shares of Packeteer’s common stock. If we exercise the top-up option, we will be able to effect a short-form merger under Delaware law, which means that we may effect the merger without any further action by the stockholders of Packeteer.

If I decide not to tender, how will the offer affect my shares?

If the merger described above takes place, stockholders not tendering in the offer will receive the same amount of cash per share that they would have received had they tendered their shares in the offer, without interest. Therefore, if such merger takes place, the only difference between tendering and not tendering shares in the offer is that tendering stockholders will be paid earlier. If, however, the merger does not take place and the offer is consummated, the number of stockholders and the number of shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for shares held by stockholders other than Purchaser, which may affect prices at which shares trade. Also, as described above, Packeteer may cease making filings with the Securities and Exchange Commission and may no longer be required to comply with the Securities and Exchange Commission rules relating to publicly held companies. See “The Offer—Section 7”.

Are appraisal rights available in either the offer or the merger?

Appraisal rights are not available as a result of the offer. However, if we proceed with the merger, appraisal rights will be available to holders of shares that are not tendered and who do not vote in favor of the merger, subject to and in accordance with Delaware law. A holder of shares must properly perfect its right to seek appraisal under Delaware law in connection with the merger in order to exercise appraisal rights under Delaware law. See “The Offer—Section 12—Appraisal Rights”.

If you successfully complete your offer, what will happen to Packeteer’s board of directors?

If we accept shares for payment pursuant to the offer, under the merger agreement Blue Coat will become entitled to designate at least a majority of the members of Packeteer’s board of directors. In such case, Packeteer has agreed, to the fullest extent permitted by applicable law, to take all action necessary to cause Blue Coat’s designees to be elected or appointed to its board of directors in such number as is proportionate to Blue Coat’s share ownership. Therefore, if we accept shares for payment pursuant to our offer, Blue Coat will obtain control of the management of Packeteer shortly thereafter.

What is the market value of my shares as of a recent date?

On April 18, 2008, the last full trading day before the announcement of our intention to commence the offer, the last reported sale price of Packeteer common stock reported on Nasdaq was $6.18 per share. We advise you to obtain a recent quotation for your shares prior to deciding whether or not to tender in the offer.

What are the material U.S. federal income tax consequences of participating in the offer?

In general, your sale of shares pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of participating in the offer in light of your particular circumstances. See “The Offer—Section 5”.

Who can I talk to if I have questions about the offer?

You can call MacKenzie Partners, Inc., the information agent for the offer, at (212) 929-5500 (collect) or (800) 322-2885 (toll-free). See the back cover of this Offer to Purchase.

To the stockholders of Packeteer, Inc.:

INTRODUCTION

We, Cooper Acquisition, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Blue Coat Systems, Inc. (“Blue Coat”), are offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), together with the associated Series A Preferred Stock purchase rights issued pursuant to the Rights Agreement (the “Rights Agreement”) dated March 31, 2008 between the Company and Computershare Trust Company, N.A., as Rights Agent thereunder (the “Rights” and, together with the shares of Common Stock, the “Shares”), of Packeteer, Inc., a Delaware corporation (the “Company”), at a purchase price of $7.10 net per Share in cash, without interest thereon, less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Stockholders of record who have Shares registered in their own names and tender directly to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees or commissions. Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine if they charge any transaction fees. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not have to pay stock transfer taxes on the sale of Shares pursuant to the Offer. However, any tendering stockholder or other payee who fails to complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal or otherwise establish an exemption may be subject to backup withholding under the U.S. federal income tax laws. See “The Offer—Section 3—Backup Withholding”. We will pay the charges and expenses of the Depositary and MacKenzie Partners, Inc. (the “Information Agent”) incurred in connection with the Offer. See “The Offer—Section 17”.

We are making the Offer pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated April 20, 2008 among Blue Coat, the Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and the satisfaction or waiver of certain conditions in the Merger Agreement, we will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Blue Coat. In the Merger, each outstanding Share (other than the Dissenting Shares (as defined below) and any Shares held by the Company and any of its wholly-owned subsidiaries or by Blue Coat and any of its wholly-owned subsidiaries (including us)) will be converted into the right to receive the price paid in the Offer, without interest. The Merger Agreement is more fully described in “The Offer—Section 13—The Merger Agreement”.

The Board of Directors of the Company (the “Company Board”) has unanimously, among other things, (i) declared the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, to be fair to and in the best interests of the stockholders of the Company, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and (iii) recommended that the Company’s stockholders tender their Shares in the Offer and, if required by applicable law, approve and adopt the Merger Agreement and the Merger.

UBS Investment Bank (“UBS”), the Company’s financial advisor, has delivered to the Company Board its oral opinion, subsequently confirmed in writing, to the effect that, as of April 18, 2008, and subject to the qualifications and assumptions set forth in such opinion, the consideration to be received by holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of the written opinion of UBS containing the assumptions made, procedures followed, matters considered and limitations on the review undertaken is included with the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which has been filed by the Company with the Securities and Exchange Commission (the “SEC”) in connection with the Offer and is being mailed to stockholders of the Company with this Offer to Purchase. We recommend that you read the full text of the opinion carefully.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by Blue Coat and its subsidiaries (including the Purchaser), represents at least a majority of the aggregate number of Shares outstanding at the expiration of the Offer (the “Minimum Condition”) and (ii) any waiting periods or approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder (the “HSR Act”), having expired, been terminated or been obtained. The Offer is also subject to other conditions. There is no financing condition to the Offer. See “The Offer—Section 15”.

If by 5:00 p.m., New York City time, on Friday, May 30, 2008 (or any later time to which Purchaser, subject to the terms of the Merger Agreement, extends the period of time during which the Offer is open (the “Expiration Date”)) any condition to the Offer is not satisfied or waived on any scheduled Expiration Date, the Purchaser will extend the Expiration Date for an additional period or periods, from time to time until all of the conditions are satisfied or waived, provided that the Offer will not be extended beyond August 1, 2008 (or January 1, 2009 if the conditions to the Offer shall have not been satisfied or waived due to any action taken or any failure to act by a governmental authority). The Purchaser will also extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof applicable to the Offer. Any extension of the Offer will be followed by a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares.

The Company has represented in the Merger Agreement that, as of March 31, 2008, there were (i) 36,476,323 Shares issued and outstanding (none of which were restricted shares), (ii) outstanding options to purchase an aggregate of 6,688,252 Shares, (iii) outstanding warrants to purchase an aggregate of 45,000 Shares, (iv) an aggregate of 803,714 Shares reserved for settlement of outstanding restricted stock units and (v) an aggregate of 539,500 Shares reserved for settlement of outstanding performance-based restricted stock units.

On April 20, 2008, prior to entering into the Merger Agreement, Blue Coat entered into a stock purchase agreement pursuant to which Blue Coat acquired an aggregate of 3,559,117 Shares for $7.10 per Share from The Liverpool Limited Partnership and Elliott International, L.P., ( the “Stock Purchase Agreement”) representing approximately 9.8% of the Company’s issued and outstanding Shares as of March 31, 2008. Other than such shares, Blue Coat and the Purchaser do not beneficially own any Shares, except insofar as the Tender and Support Agreement described in the “Tender and Support Agreement” subsection of Section 13 of this Offer to Purchase may be deemed to constitute beneficial ownership. Each of Blue Coat and the Purchaser disclaims any such beneficial ownership. See “The Offer—Section 13—Stock Purchase Agreement” and “The Offer—Section 13—Tender and Support Agreement”.

Based on the foregoing, and assuming that no shares of Common Stock were issued by the Company after March 31, 2008 (including pursuant to stock option exercises), the Minimum Condition will be satisfied if the Purchaser acquires at least 14,679,045 Shares in the Offer. All of the Company’s directors and executive officers, who collectively directly owned as of April 20, 2008, Shares representing approximately 1.7% of the Company’s issued and outstanding Shares as of March 31, 2008, already have agreed to tender such Shares into the Offer pursuant to the Tender and Support Agreement. See “The Offer—Section 1” and “The Offer—Section 13—Tender and Support Agreement”.

Stockholders tendering their Shares according to the guaranteed delivery procedures set forth under “The Offer—Section 3—Guaranteed Delivery” may do so using the Notice of Guaranteed Delivery circulated herewith. As used herein, the term “Notice of Guaranteed Delivery” refers to such document.

If we accept for payment and pay for any Shares pursuant to the Offer, the Merger Agreement provides that Blue Coat will be entitled to designate representatives to serve on the Company Board in proportion to our ownership of Shares following such purchase. Blue Coat currently intends, as soon as practicable after consummation of the Offer, to exercise this right and to designate Brian M. NeSmith, Kevin S. Royal, Betsy E. Bayha, Kevin T. Biggs, David A. de Simone and Bethany J. Mayer, each of whom is an officer of Blue Coat and/or the Purchaser, to serve as directors of the Company. For certain information regarding each of these persons, see Annex I hereto. The foregoing information and certain other information contained in this Offer to Purchase and the Schedule 14D-9 are being provided in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder. We expect that such board representation would permit Blue Coat to exert substantial influence over the Company’s conduct of its business and operations. The Purchaser and Blue Coat currently intend, as soon as practicable after consummation of the Offer, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the director or directors of the Purchaser will be the director or directors of the Company.

Consummation of the Merger is subject to a number of conditions, including adoption of the Merger Agreement by the stockholders of the Company, if such adoption is required under applicable law or regulation, and the Purchaser’s purchase of Shares pursuant to the Offer. Under Section 253(a) of the Delaware General Corporation Law (“Delaware Law”), if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Blue Coat and the Purchaser would be able to effect the Merger without a vote of the Company’s stockholders. If we do not acquire at least 90% of the outstanding Shares, Blue Coat and the Purchaser would have to seek approval of the Merger Agreement and the Merger by the Company’s stockholders at a meeting of the Company’s stockholders. Approval of the Merger Agreement and the Merger at such a meeting would require the affirmative vote of holders of a majority of the voting power of all Shares entitled to vote. Thus, if the Minimum Condition and the other conditions to the Offer are satisfied and the Offer is completed, we will own a sufficient number of Shares to ensure that the Merger Agreement will be approved by the Company’s stockholders.

The Company has granted the Purchaser an irrevocable option (the “90% Top-Up Option”) to purchase up to that number of Shares (the “90% Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Blue Coat and any of its subsidiaries (including Purchaser) immediately following consummation of the Offer, would constitute one share more than 90% of the Shares then outstanding (after giving effect to the issuance of the 90% Top-Up Option Shares) at a purchase price per 90% Top-Up Option Share equal to the Offer Price. Notwithstanding the foregoing, the 90% Top-Up Option would not be exercisable if the aggregate number of Shares issuable upon exercise of the 90% Top-Up Option, plus the aggregate number of then-outstanding Shares and shares reserved for issuance under the Company’s Stock Plans, would exceed the number of authorized Shares.

The Company has never paid a quarterly cash dividend on the Common Shares. If we acquire control of the Company, we currently intend that no dividends will be declared on the Shares prior to the acquisition of the entire equity interest in the Company.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares that are validly tendered before the Expiration Date and not withdrawn.

Blue Coat, the Purchaser and the Company have agreed in the Merger Agreement that the Purchaser will extend the Offer (a) if at the Expiration Date the Minimum Condition or any of the conditions set forth in clause (b) under “The Offer—Section 15” entitled “Conditions of the Offer” are not satisfied or waived, from time to time until the earliest to occur of (x) the satisfaction or waiver of these conditions and (y) August 1, 2008, provided that if, on such date, the conditions to the Offer shall have not been satisfied or waived due to any action taken or any failure to act by any governmental authority, either party may extend such date to January 1, 2009 (such date, as it may be extended, the “End Date”), and provided further that the inability to satisfy such condition does not result from any material breach of any provision of the Merger Agreement by the party seeking to extend such End Date and (b) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period required by applicable law. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of each tendering stockholder to withdraw his or her Shares.

The Purchaser reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, provided that in the Merger Agreement, the Purchaser has agreed that it will not, without the consent of the Company, (a) decrease the number of shares subject to the Offer, (b) decrease or change the form of the consideration to be paid for Shares pursuant to the Offer, (c) waive the Minimum Condition, (d) add to the conditions set forth in “The Offer—Section 15” or amend such conditions in a manner materially adverse to the holders of Shares or (e) extend the Offer except as set forth in the Merger Agreement.

The Offer is subject to the conditions set forth in “The Offer—Section 15”, which include, among other things, satisfaction of the Minimum Condition and any waiting periods or approvals under the HSR Act having expired, been terminated or been obtained. We believe the minimum number of Shares that must be tendered in order to achieve the Minimum Condition is approximately 14,679,045. The Company’s directors and executive officers, which collectively owned as of April 20, 2008, Shares representing approximately 1.7% of the Company’s issued and outstanding Shares as of March 31, 2008, already have agreed to tender such Shares into the Offer pursuant to the Tender and Support Agreement. See “The Offer—Section 13—Tender and Support Agreement”.

If any condition to the Offer is not satisfied on or prior to the Expiration Date, subject to the terms and conditions contained in the Merger Agreement and the applicable rules and regulations of the SEC, the Purchaser (i) shall not be required to accept for payment or pay for any tendered Shares, (ii) may delay the acceptance for payment of, or the payment for, any tendered Shares, (iii) may terminate or amend the Offer as to Shares not then paid for (provided that any amendment of the Offer that changes the form of consideration to be paid pursuant to the Offer, decreases the Offer Price or the number of shares sought in the Offer, or otherwise amends any of the conditions of the Offer in a manner materially adverse to the holders of Shares would require the Company’s approval) and (iv) may, and expressly reserves the right to, waive such condition (other than the Minimum Condition) and purchase all Shares validly tendered prior to the Expiration Date, and not withdrawn.

Except as set forth above, and subject to the terms and conditions contained in the Merger Agreement and the applicable rules and regulations of the SEC, we expressly reserve the right to increase the Offer Price or amend the Offer in any respect. If we change the percentage of Shares being sought or change the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such change is first published, sent or given in the manner specified below, the Offer shall be extended until the expiration of such period of 10 business days. If we make any other material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow adequate dissemination and investor response. For purposes of this Offer to Purchase, “business day” means any day other than Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

If we extend the Offer, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as provided in “The Offer—Section 4”. Our reservation of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that we pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, such announcement to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

After the expiration of the Offer and acceptance of the Shares tendered in the Offer and not withdrawn, we may, but are not obligated to, include one or more subsequent offering periods to permit additional tenders of Shares (a “Subsequent Offering Period”). Pursuant to Rule 14d-11 under the Exchange Act, we may include any Subsequent Offering Period so long as, among other things, (i) the Offer remains open for a minimum of 20 business days and has expired, (ii) all conditions to the Offer are satisfied or waived by us on or before the Expiration Date, (iii) we accept and promptly pay for all Shares validly tendered during the Offer, (iv) we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period and (v) we immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. In addition, we may extend any initial Subsequent Offering Period by any period or periods, provided that the aggregate Subsequent Offering Period (including extensions thereof) is no more than 20 business days. No withdrawal rights apply to Shares tendered in any Subsequent Offering Period, and no withdrawal rights apply during any Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment. The same price paid in the Offer will be paid to stockholders tendering Shares in a Subsequent Offering Period, if one is included.

We do not currently intend to include a Subsequent Offering Period, although we reserve the right to do so. If we elect to include or extend any Subsequent Offering Period, we will make a public announcement of such inclusion or extension no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date or date of termination of any prior Subsequent Offering Period.

In connection with the Offer, the Company has provided us with mailing labels and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment; Payment.

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares validly tendered before the Expiration Date and not withdrawn promptly after the later of the Expiration Date and the satisfaction or waiver of all conditions that are dependent upon the receipt of governmental approvals set forth in “The Offer—Section 15”. Subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, we reserve the right, in our reasonable discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer that are dependent upon the receipt of governmental approvals. If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares purchased pursuant to the Offer.

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “The Offer —Section 3—Book-Entry Delivery”)), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer—Section 3”. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment.

For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to you, promptly following the expiration or termination of the Offer.

3.	Procedure for Tendering Shares.

Valid Tender of Shares.    To tender Shares pursuant to the Offer, either (i) the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal and (b) certificates for the Shares to be tendered or delivery of such Shares pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent’s Message (as defined below) if the tendering stockholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (ii) the guaranteed delivery procedure described below must be complied with.

The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility, is at your option and risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act and (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Stockholders tendering their Shares according to the guaranteed delivery procedures set forth under “The Offer—Section 3—Guaranteed Delivery” may do so using the Notice of Guaranteed Delivery circulated herewith.

Book-Entry Delivery. The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal (or facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary. “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

Signature Guarantees. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-l5 under the Exchange Act) (each an “Eligible Institution”), unless (i) the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by the Purchaser is received by the Depositary (as provided below) by the Expiration Date; and

(iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) together with any required signature guarantee or an Agent’s Message and any other required documents, are received by the Depositary within three Nasdaq Stock Market (“Nasdaq”) trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Backup Withholding. Under the U.S. federal income tax laws, backup withholding will apply to any payments made pursuant to the Offer unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or otherwise establish an exemption. If you are a non-resident alien or foreign entity not subject to backup withholding, you must give the Depositary a completed Form W-8BEN Certificate of Foreign Status (or other applicable Form W-8) before receipt of any payment in order to avoid backup withholding.

Appointment of Proxy. By executing a Letter of Transmittal, you irrevocably appoint our designees as your proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after May 1, 2008). All such proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given (and, if previously given, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights as they, in their reasonable discretion, may deem proper at any annual, special or adjourned meeting of the Company’s stockholders. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we or our designee must be able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders).

The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company’s stockholders.

Determination of Validity. We will determine, in our reasonable discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

4.	Withdrawal Rights.

You may withdraw any tenders of Shares made pursuant to the Offer at any time before the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after June 29, 2008, unless such Shares have been accepted for payment as provided in this Offer to Purchase. If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4.

For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the ease of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered by again following one of the procedures described in “The Offer—Section 3” at any time before the Expiration Date.

If we include any Subsequent Offering Period following the Offer, no withdrawal rights will apply to Shares tendered in such Subsequent Offering Period and no withdrawal rights apply during such Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment.

We will determine, in our reasonable discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5.	Certain Tax Considerations.

The U.S. federal income tax discussion set forth below is included for general information only and is based upon present law. Due to the individual nature of tax consequences, we recommend that you consult your tax advisors as to the specific tax consequences to you of the Offer, including the effects of applicable foreign, state, local and other tax laws. The following discussion may not apply to certain stockholders. For example, the following discussion may not apply to you if you acquired your Shares pursuant to the exercise of stock options or other compensation arrangements with the Company, you are not a citizen or resident of the United States or you are otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended.

Your sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. In general, if you tender Shares pursuant to the Offer, you will recognize gain or loss equal to the difference between the tax basis of your Shares and the amount of cash received in exchange therefor. Gain or loss will be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction) sold pursuant to the Offer. If you hold the Shares as capital assets, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period for the Shares is more than one year as of the date of the sale of such Shares.

A stockholder whose Shares are purchased in the Offer may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See “The Offer—Section 3—Backup Withholding”.

6.	Price Range of Shares; Dividends.

The Shares are listed and principally traded on Nasdaq under the symbol PKTR. The following table sets forth for the periods indicated the high and low sales prices per Share on Nasdaq as reported in published financial sources:

	High	Low
Fiscal year ended December 31, 2006
First Quarter	$13.80	$8.01
Second Quarter	14.18	10.15
Third Quarter	11.81	7.91
Fourth Quarter	13.85	8.55
Fiscal year ended December 31, 2007
First Quarter	13.78	11.65
Second Quarter	12.57	7.81
Third Quarter	8.42	6.59
Fourth Quarter	9.28	5.89
Fiscal year ending December 31, 2008
First Quarter	6.02	3.86
Second Quarter (through April 18, 2008)	6.18	5.23

If we acquire control of the Company, we currently intend that no dividends will be declared on the Shares prior to the acquisition of the entire equity interest in the Company.

On April 18, 2008, the last full trading day before the announcement of our intention to commence the Offer, the last reported sales price of the Shares reported on Nasdaq was $6.18 per Share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.

7.	Possible Effects of the Offer on the Market for the Shares; Stock Quotation; Registration under the Exchange Act; Margin Regulations.

Possible Effects of the Offer on the Market for the Shares. If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than those properly exercising their appraisal rights) will receive cash in an amount equal to the price per Share paid in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier. If, however, the Merger does not take place and the Offer is consummated, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than the Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion in Nasdaq. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continuing inclusion in Nasdaq, the market for the Shares could be adversely affected. According to Nasdaq’s published guidelines, the Shares would not meet the criteria for continued inclusion in Nasdaq if, among other things, the number of publicly held Shares were less than 750,000, the aggregate market value of the publicly held Shares were less than $5,000,000 or there were fewer than two market makers for the Shares. If, as a result of the purchase of the Shares pursuant to the Offer, the Shares no longer meet these standards, the quotations on Nasdaq will be discontinued. In the event the Shares were no longer quoted on Nasdaq, quotations might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Registration under the Exchange Act. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the shortswing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholders’ meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. Furthermore, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing or Nasdaq reporting. We intend to seek to cause the Company to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8.	Certain Information Concerning the Company.

The information concerning the Company contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of Blue Coat, the Purchaser, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Blue Coat, the Purchaser, the Information Agent or the Depositary.

General. The Company is a Delaware corporation with its principal executive offices located at 10201 North De Anza Boulevard, Cupertino, California 95014. The Company’s telephone number is (408) 873-4400. The Company is a provider of WAN optimization and WAN traffic prioritization technologies.

Additional Information. The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company’s directors and officers, their remuneration, stock options and other equity awards granted to them, the principal holders of the Company’s securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the Web site maintained by the SEC at http://www.sec.gov.

9.	Certain Information Concerning the Purchaser and Blue Coat.

We are a Delaware corporation incorporated on April 14, 2008, with principal executive offices at 420 North Mary Avenue, Sunnyvale, CA 94085. The telephone number of our principal executive offices is (408) 220-2200. To date, we have engaged in no activities other than those incident to our formation and the commencement of the Offer. We are a wholly-owned subsidiary of Blue Coat.

Blue Coat is a Delaware corporation with principal executive offices at 420 North Mary Avenue, Sunnyvale, CA 94085. The telephone number of Blue Coat’s principal executive offices is (408) 220-2200. Blue Coat is the successor to a company incorporated in Delaware on March 13, 1996.

Blue Coat sells a family of products, including both intelligent hardware appliances and software, that secure and accelerate the delivery of business applications and other information over a Wide Area Network (“WAN”), or the public Internet. Its products accelerate the performance of its customers’ business applications, and work with both applications on a customer’s computer systems and applications hosted by external providers. Blue Coat’s products also allow customers to safely use the Internet by providing security from malicious code and inappropriate content. Its appliances also enable policy-based control and centralized management of communications between users and applications across the WAN, Internet and customers’ internal networks.

The name, business address, current principal occupation or employment, five year material employment history and citizenship of each director and executive officer of Blue Coat and the Purchaser and certain other information are set forth on Annex I hereto.

Except as set forth elsewhere in this Offer to Purchase or Annex I to this Offer to Purchase: (i) none of Blue Coat, the Purchaser and, to Blue Coat’s and the Purchaser’s knowledge, the persons listed in Annex I hereto or any associate or majority owned subsidiary of Blue Coat, the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Blue Coat, the Purchaser and, to Blue Coat’s and the Purchaser’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Blue Coat, the Purchaser and, to Blue Coat’s and the Purchaser’s knowledge, the persons listed in Annex I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Blue Coat, the Purchaser, their subsidiaries or, to Blue Coat’s and the Purchaser’s knowledge, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Blue Coat, the Purchaser, their subsidiaries or, to Blue Coat’s and the Purchaser’s knowledge, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Additional Information. Blue Coat is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Blue Coat is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options and other equity awards granted to them, the principal holders of its securities and any material interests of such persons in transactions with Blue Coat. Such reports, proxy statements and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to the Company in “The Offer—Section 8”.

10.	Source and Amount of Funds.

We estimate that we will need approximately $253.6 million to purchase all of the outstanding Shares not currently owned by Blue Coat or its subsidiaries pursuant to the Offer and to pay all related fees and expenses. As of March 31, 2008, after giving pro forma effect to Blue Coat’s purchase of all of Elliott’s shares of Company common stock prior to entering into the merger agreement, Blue Coat had consolidated cash and cash equivalents and short-term investments of approximately $152.3 million. In addition, concurrently with entering into the Merger Agreement, Blue Coat entered into a note purchase agreement (the “Note Purchase Agreement”) with Manchester Securities Corp. and Francisco Partners II, L.P. (together with Manchester Securities Corp., the “Note Purchasers”) pursuant to which, subject to the terms and conditions of such agreement, Blue Coat will be entitled to receive an aggregate of $80 million upon the issuance of senior convertible notes (the “Notes”) and warrants to the Note Purchasers in a private placement. The Notes and warrants are to be issued following the final expiration of the offer (without giving any effect to any subsequent offering period) and immediately after our acceptance for payment of shares pursuant to the Offer. The obligation of the Note Purchasers to purchase the Notes and warrants pursuant the Note Purchase Agreement is subject to certain conditions, including the satisfaction in all material respects of the conditions of the Offer under the Merger Agreement and the absence of a material adverse effect on Blue Coat. See “The Offer—Section 13—Note Purchase Agreement, Notes and Warrants”. Blue Coat could also raise funds through borrowings with banks or other lenders or through the issuance of debt or equity securities.

Blue Coat will contribute or otherwise cause internally available funds to be advanced to enable us to consummate the Offer. Based upon a combination of Blue Coat’s internally available cash and the proceeds from the issuance of the Notes and warrants, we believe that we will have sufficient cash on hand at the expiration of the Offer to pay the Offer Price for all shares tendered in the Offer. The Offer is not conditioned upon any financing arrangements. See “The Offer—Section 10”.

11.	Background of the Offer; Past Contacts or Negotiations with the Company.

For over two years, Blue Coat has been evaluating strategic alternatives that would enable an expansion into the WAN acceleration market. As part of this evaluation process, Blue Coat has considered an acquisition of the Company.

In October 2007, Brian NeSmith, CEO of Blue Coat, first contacted Dave Côté, CEO of the Company, to suggest a preliminary discussion about a potential combination of the two companies. Later that month, Blue Coat and the Company entered into a two-way non-disclosure and confidentiality agreement, following which, the Company gave Blue Coat access to product and financial information, and the management teams of the two companies held several meetings. On November 14, 2007, Blue Coat provided a written proposal to acquire the Company for $7.99 per share in cash and stock. The Company responded that this proposal was insufficient.

Between November 2007 and March 2008, Blue Coat, the Company, and their respective financial advisors, continued to have discussions regarding a potential transaction.

On March 5, 2008, Blue Coat delivered to the Company a preliminary written proposal to acquire the Company for $5.00 per share in Blue Coat stock. That same day, Elliott publicly announced its offer to acquire the Company for $5.50 per share in cash.

On March 7, 2008, UBS, the Company’s financial advisor, orally advised Merrill Lynch, Blue Coat’s financial advisor, that the Blue Coat proposal was inadequate. Over the next three weeks, UBS and Merrill Lynch had several discussions as to whether and how Blue Coat would modify its proposal.

During this period, Blue Coat management came to the view that an all-cash form of transaction would provide significant advantages in terms of financial impact, certainty of value and speed to closing. Also during this period, Keith Geeslin of Francisco Partners, a director of Blue Coat, had several discussions with Elliott in which Elliott indicated that it might support an offer by Blue Coat for the Company at a price higher than $5.50 per share, and that Elliott might be interested in financing a portion of a Blue Coat offer in conjunction with Francisco Partners. Mr. Geeslin informed the management of Blue Coat as to the substance of these discussions.

Mr. NeSmith and Mr. Côté met on March 31, 2008, at which time Mr. NeSmith communicated a written proposal for Blue Coat to acquire the Company for $6.10 per in cash Mr. Côté indicated his belief that the Company would be receptive to an offer from Blue Coat but that an offer price of $6.10 was insufficient and that the Company would prefer an offer in which at least a portion of the consideration was in stock.

On April 2, 2008 UBS advised Merrill Lynch that Blue Coat should submit a revised proposal by April 3, 2008 for consideration by the Company’s board. On April 3, 2008, Blue Coat reaffirmed in writing its proposal to acquire the Company for $6.10 per share in cash.

Between April 3 and 11, 2008, Blue Coat and Merrill Lynch received indications from the Company and UBS that the Company was negotiating with another party and that a potential transaction with that party was proceeding on an expedited basis.

At a meeting on April 11, 2008, Blue Coat’s board of directors authorized management to offer $7.10 per share in cash. Following this meeting, Mr. NeSmith communicated the increased offer to Mr. Côté and requested that the two companies begin to engage on an expedited basis to complete due diligence and to negotiate a definitive merger agreement. Mr. Côté did not accept the offer but indicated that the Company would be willing to engage with Blue Coat on this basis.

On April 11, 2008, the Company gave Blue Coat and its advisors access to an online dataroom, and counsel for the Company, DLA Piper, began to engage with counsel for Blue Coat, Davis Polk & Wardwell, with respect to the structure and terms of a potential transaction. On April 12, 2008, DLA Piper provided a draft merger agreement reflecting a mix of cash and stock consideration, to be effected through a one-step transaction and a vote by the Company’s stockholders. On April 14, 2008 Davis Polk provided DLA Piper with a revised merger agreement which provided for an all-cash transaction to be effected through a tender offer followed by a merger. Throughout the following week, Davis Polk and DLA Piper negotiated the merger agreement, with a particular focus on the scope of the Company’s representations and warranties and interim operating covenants, the circumstances under which the Company’s board could change its recommendation of the Blue Coat transaction, the size of the “break-up” fee to be paid by the Company and the circumstances under which such fee would be payable and the remedies of the parties under the terms of the merger agreement.

In parallel with the merger agreement discussions, Blue Coat and its advisors were negotiating the terms of the proposed acquisition financing with Elliott and Francisco Partners, as well as Blue Coat’s purchase of Elliott’s shares prior to entering into the merger agreement. These negotiations continued until just prior to the signing of the merger agreement.

From April 12, 2008 through the signing of the merger agreement, Blue Coat and its advisors conducted extensive due diligence, including several meetings with the Company and its advisors, and a review of documents posted in the online dataroom.

On April 16, 2008, Mr. NeSmith sent a letter to Mr. Côté confirming Blue Coat’s continued strong interest in acquiring the Company and reaffirming the offer price of $7.10 per share in cash. The letter indicated Blue Coat’s need for additional time to negotiate the financing documentation and set a target of April 18, 2008 to sign a definitive merger agreement after the closing of the financial markets, with an announcement to occur prior to the opening of the markets on April 21, 2008. On April 19, 2008 Mr. NeSmith informed Mr. Côté that additional time would be required to complete the financing negotiations.

In the evening of April 20, 2008, the Blue Coat board of directors (excluding Mr. Geeslin) convened and, after discussion, approved the note purchase agreement, the notes, the warrants and the stock purchase agreement. Mr. Geeslin then joined the meeting and the entire board of directors unanimously approved the merger agreement and the consummation of the Offer and the Merger.

Later that night, Blue Coat and Elliott executed and delivered the stock purchase agreement; Blue Coat, Elliott and Francisco Partners executed and delivered the note purchase agreement; Blue Coat, the Purchaser and the Company executed the merger agreement; and Blue Coat, the Purchaser and the directors and executive officers of the Company executed the tender and support agreement.

On April 21, 2008, Blue Coat and the Company announced the transaction.

12.	Purpose of the Offer; Plans for the Company; Approval of the Merger; Appraisal Rights.

Purpose of the Offer; Plans for the Company. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. Pursuant to the Merger Agreement, Blue Coat is entitled as soon as practicable after consummation of the Offer, to seek representation on the Company Board proportionate to the Purchaser’s ownership of Shares and to seek to have the Company consummate the Merger pursuant to the Merger Agreement. Pursuant to the Merger, the outstanding Shares not owned by Blue Coat, the Company or their respective wholly-owned subsidiaries (including the Purchaser), excluding the Dissenting Shares, will be converted into the right to receive cash in an amount equal to the price per Share paid pursuant to the Offer, without interest.

If we accept for payment and pay for any Shares pursuant to the Offer, the Merger Agreement provides that Blue Coat will be entitled to designate representatives to serve on the Company Board in proportion to our ownership of Shares following such purchase. Blue Coat currently intends, promptly after consummation of the Offer, to exercise this right and to designate Brian M. NeSmith, Kevin S. Royal, Betsy E. Bayha, Kevin T. Biggs, David A. de Simone and Bethany J. Mayer, each of whom is an officer of Blue Coat and/or the Purchaser, to serve as directors of the Company. For certain information regarding each of these persons, see Annex I hereto. The foregoing information and certain other information contained in this Offer to Purchase and the Schedule 14D-9 being mailed to stockholders herewith are being provided in accordance with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. We expect that such representation would permit Blue Coat to exert substantial influence over the Company’s conduct of its business and operations. In addition, if we accept for payment and pay for at least a majority of the then outstanding Shares, we are expected to be merged with and into the Company. Blue Coat and the Purchaser currently intend, as soon as practicable after consummation of the Offer, and the satisfaction or waiver of certain conditions in the Merger Agreement, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the director or directors of the Purchaser will be the director or directors of the Company. See “The Offer—Section 13—The Merger Agreement”.

In connection with Blue Coat’s consideration of the Offer, Blue Coat has developed a plan, on the basis of available information, for the combination of the business of the Company with that of Blue Coat. Blue Coat plans to integrate the Company’s business into Blue Coat. Products will be consolidated, duplicate facilities will be closed (including the Company’s headquarters in Cupertino, California) and the combined business should benefit from substantial cost reduction and increased economies of scale. Blue Coat plans to leverage the Company’s distribution channel and salesforce with its existing products. Blue Coat will continue to evaluate and refine the plan and may make changes to it as additional information is obtained.

Except as described above or elsewhere in this Offer to Purchase, Blue Coat and the Purchaser have no present plans or proposals that would relate to or result in (i) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the location of the

Company’s principal place of business, its principal executive office, or a material portion of its business activities, (iv) any change in the present management of the Company or policies of employment, (v) any material change in the Company’s capitalization or dividend policy or indebtedness, or (vi) any other material change in the Company’s corporate structure or business.

Approval of the Merger. Under Delaware Law, the approval of the Company Board is and the affirmative vote of the holders of a majority of the Shares entitled to vote may be required to approve and adopt the Merger Agreement and the transactions contemplated thereby including the Merger following consummation of the Offer. The Company Board has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby and, unless the Merger is consummated pursuant to the “short-form” merger provisions under Delaware Law described below, the only remaining required corporate action of the Company is the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the Shares. If stockholder approval for the Merger is required, Blue Coat intends to cause the Company Board to set the record date for the stockholder approval for a date as soon as practicable after the consummation of the Offer. If the Minimum Condition is satisfied, we believe the Purchaser will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other stockholders.

Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders will have certain rights under Section 262 of Delaware Law to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares (the “Dissenting Shares”). Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Dissenting Shares, as of the day prior to the date on which the stockholders’ vote was taken approving the Merger, required to be paid in cash to such dissenting holders for their Dissenting Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Dissenting Shares. In determining the fair value of the Dissenting Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Dissenting Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the purchase price per Share in the Offer or the Merger consideration.

In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders which requires that the Merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

If any holder of Shares who demands appraisal under Section 262 of Delaware Law fails to perfect, or effectively withdraws or loses such holder’s rights to appraisal as provided in Delaware Law, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Offer. A stockholder may withdraw his demand for appraisal by delivering to us a written withdrawal of his demand for appraisal and acceptance of the Merger.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware Law and is qualified in its entirety by reference to Delaware Law.

13.	Transaction Documents.

The Merger Agreement

The following summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which has been filed as Exhibit 2.01 to the Form 8-K filed by Blue Coat on April 23, 2008 and is incorporated herein by reference. The following summary may not contain all of the information important to you. Capitalized terms used in the following summary and not otherwise defined in this Offer to Purchase have the meanings set forth in the Merger Agreement.

Explanatory Note Regarding Summary of Merger Agreement and Representations and Warranties in the Merger Agreement. The summary of the terms of the Merger Agreement is intended to provide information about the terms of the Merger. The terms and information in the Merger Agreement should not be relied on as disclosures about Blue Coat or the Company without consideration of the entirety of public disclosure by Blue Coat and the Company as set forth in their respective public reports filed with the SEC. The terms of the Merger Agreement (such as the representations and warranties) govern the contractual rights and relationships, and allocate risks, between the parties in relation to the Merger. In particular, the representations and warranties made by the parties to each other in the Merger Agreement have been negotiated between the parties with the principal purpose of setting forth their respective rights with respect to their obligation to close the Offer and the Merger should events or circumstances change or be different from those stated in the representations and warranties. Matters may change from the state of affairs contemplated by the representations and warranties. Blue Coat or the Company will provide additional disclosure in their public reports to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the terms and information contained in the Merger Agreement and will update such disclosure as required by federal securities laws.

The Offer. The Merger Agreement provides that the Offer will be conducted on the terms and subject to the conditions described in “The Offer—Section 1” and “The Offer—Section 15”.

Merger. The Merger Agreement provides that following the satisfaction or waiver of the conditions described below under “Conditions to the Merger”, the Purchaser will be merged with and into the Company, and each then outstanding Share (other than Dissenting Shares and Shares owned by the Company, Blue Coat, the Purchaser, or any wholly-owned subsidiary of either the Company or Blue Coat) will be converted into the right to receive cash in an amount equal to the price per Share provided pursuant to the Offer, without interest.

Treatment of Stock Options in the Merger. The Merger Agreement provides that as of the effective time of the Merger, each option to purchase shares of Common Stock outstanding under any stock option or equity compensation plan, program, agreement or arrangement of the Company (collectively, the “Company Stock Plans”) that is outstanding immediately prior to the effective time of the Merger, whether or not then vested or exercisable, shall be converted automatically into an option to acquire shares of common stock, par value $0.0001 per share, of Blue Coat (“Blue Coat Stock”), on substantially the same terms and conditions as were applicable under such stock option (including vesting schedule), except that (i) the number of shares of Blue Coat Stock subject to each such option shall be determined by multiplying the number of shares of Common Stock subject to such stock option immediately prior to the effective time of the Merger by a fraction (the “Option Exchange Ratio”), the numerator of which is the Offer Price and the denominator of which is the average closing price of Blue Coat Stock on Nasdaq over the five consecutive trading days immediately preceding (but not including) the date of the effective time of the Merger (rounded down to the nearest whole share) and (ii) the exercise price per share of Blue Coat Stock (rounded up to the nearest whole cent) shall equal (x) the per share exercise price for the shares of Common Stock otherwise purchasable pursuant to such stock option immediately prior to the effective time of the Merger divided by (y) the Option Exchange Ratio. However, in the event that the assumption of the options (together with any other event contemplated by the Merger Agreement) would require Blue Coat to seek stockholder approval under applicable Nasdaq rules and regulations, the number of stock options of the Company so assumed shall be reduced on a prorated basis among all such options, and each non-assumed stock option will become fully vested and exercisable prior to the effective time of the Merger and, to the extent not exercised prior to the effective time of the Merger, will be converted into the right to receive a cash amount per share equal to the excess, if any, of the Offer Price over the exercise price of such stock option.

Treatment of Restricted Stock Units in the Merger. The Merger Agreement provides that as of the effective time of the Merger, each outstanding restricted stock unit covering shares of Common Stock will be converted automatically into a restricted unit award covering shares of Blue Coat Stock (each, an “Assumed Restricted Unit Award”) on substantially the same terms and conditions as were applicable under the applicable Company Stock Plan prior to such time. The number of shares of Blue Coat Stock subject to each Assumed Restricted Unit Award will be determined by multiplying the number of shares of Common Stock subject to such Assumed Restricted Unit Award immediately prior to the Merger by the Option Exchange Ratio (rounded down to the nearest whole share).

Treatment of the ESPP in the Merger. Pursuant to the terms of the Merger Agreement, the Company will cause the administrator of the Company’s Employee Stock Purchase Plan (the “Company ESPP”) to promptly take all action necessary in accordance with the Company ESPP to accelerate the purchase date with respect to the current offering period under the Company ESPP such that each outstanding purchase right with respect to the current offering period under the Company ESPP will be exercisable no less than five Business Days prior to the initial scheduled expiration of the Offer. Further, the Company agrees that it will take all actions necessary pursuant to the terms of the Company ESPP in order to ensure that no purchase periods under the Company ESPP commence after the date of the Merger Agreement and terminate the Company ESPP prior to the effective time of the Merger.

Board of Directors. The Merger Agreement provides that upon the acceptance for payment of any Shares pursuant to the Offer, Blue Coat will be entitled to designate such number of directors on the Company Board as will give Blue Coat representation on the Company Board equal to at least that number of directors, rounded up to the next whole number, that equals the product of (a) the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) and (b) the percentage that such number of the Shares beneficially owned by Blue Coat and the Purchaser (including Shares so accepted for payment) bears to the total number of such Shares outstanding, and the Company will, at such time, cause Blue Coat’s designees to be so elected or appointed to the Company Board.

The Company has agreed to take all action necessary to cause the Purchaser’s designees to be elected or appointed to the Company Board as provided above, including increasing the size of the Company Board or obtaining the resignation of current directors. The Company has also agreed to take all action necessary to cause Blue Coat’s designees to be proportionately represented on each committee of the Company Board and each board of directors of each subsidiary of the Company designated by the Purchaser. Subject to applicable law, the Company has agreed promptly to take all action requested by Blue Coat necessary to effect any such election or appointment, including mailing to its stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company has made such mailing with the mailing of the Schedule 14D-9.

The Merger Agreement provides that, following the election or appointment of the Purchaser’s designees pursuant to provisions described in the paragraph above until the effective time of the Merger, the Company Board shall have at least such number of directors as may be required by the rules and regulations of Nasdaq or the federal securities laws who are considered independent directors within the meaning of such rules and laws (the “Continuing Directors”). The approval of a majority of such Continuing Directors shall be required to authorize (and such authorization shall constitute the authorization of the Company Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement, including any decrease in or change of form of the Merger Consideration, any extension of time for performance of any obligation or action under the Merger Agreement by Blue Coat or the Purchaser, any waiver of compliance with any of the agreements or conditions or waiver of any right of the Company contained in the

Merger Agreement for the benefit of the Company, any amendment to the certificate of incorporation or bylaws of the Company, or any other action or consent by the Company or the Company Board with respect to the Merger Agreement or any transaction contemplated thereunder. The term “Merger Consideration” means an amount in cash equal to the Offer Price, without interest.

The Merger Agreement further provides that the directors of the Purchaser immediately prior to the effective time of the Merger will be the directors of the surviving corporation in the Merger until their respective successors are duly elected and qualified.

Vote Required to Adopt Merger. Delaware Law requires, among other things, that any plan of merger or consolidation of the Company must be, if the “short-form” merger procedure described below is not available, approved by the Company Board and approved and adopted by the affirmative vote of holders of a majority of the voting power of all Shares entitled to vote. The Company Board has approved the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger; consequently, the only additional action of the Company that may be necessary to effect the Merger is approval and adoption of the Merger Agreement by the Company’s stockholders, as required if such “short-form” merger procedure is not available. Under Delaware Law, if stockholder adoption of the Merger Agreement is required in order to consummate the Merger, the vote required is the affirmative vote of the holders of a majority of the then outstanding Shares entitled to vote. If the Purchaser acquires, through the Offer or otherwise, voting power with respect to a majority of the then outstanding Shares (which would be the case if the Minimum Condition were satisfied and the Purchaser were to accept for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger without the affirmative vote of any other stockholder of the Company.

Delaware Law also provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company and that subsidiary may merge without a vote of the stockholders of the parent or the subsidiary through a so-called “short form” merger. Accordingly, if, as a result of the Offer or otherwise, the Purchaser owns at least 90% of the outstanding Shares, the Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other stockholder of the Company. Pursuant to the Merger Agreement, the Company granted the Purchaser the 90% Top-Up Option, which subject to the limitations described herein, permits but does not require Blue Coat to purchase, at a price per Share equal to the price per Share paid in the Offer, a number of Shares that, when added to the number of Shares directly or indirectly owned by Blue Coat or the Purchaser at the time of exercise of the 90% Top-Up Option would constitute at least one share more than 90% of the Shares then outstanding.

Conditions to the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger is subject to the satisfaction or waiver of the following conditions: (a) if required by Delaware Law, the Merger Agreement shall have been adopted by the affirmative vote of the holders of a majority of the Shares; (b) no statute, rule or regulation shall have been enacted or promulgated by any governmental authority, and no temporary restraining order, preliminary or permanent injunction or other order or legal restraint shall have been issued, in any case, which prohibits or enjoins the consummation of the Merger; and (c) the Purchaser shall have previously accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not withdrawn, provided that this clause (c) shall not be a condition to the obligation of the Purchaser to consummate the Merger if the failure to satisfy such condition arises from Blue Coat’s or the Purchaser’s breach of any provision of the Merger Agreement.

Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after adoption of the Merger Agreement by the stockholders of the Company:

(a) prior to the acceptance for payment of Shares pursuant to the Offer, by mutual written consent of Blue Coat and the Company;

(b) by either Blue Coat or the Company if:

(i) prior to the acceptance for payment of Shares pursuant to the Offer, the Offer has not been consummated on or before August 1, 2008; provided that, if the conditions to the Offer shall have not been satisfied or waived or the consummation of the Merger cannot otherwise occur due to any action taken or any failure to act by any governmental authority, either party may, by providing notice to the other parties thereto, extend such date to January 1, 2009 (such date, as it may be extended, the “End Date”) and provided further that the right to terminate the Merger Agreement pursuant to this clause (i) shall not be available to any party whose material breach of any provision of the Merger Agreement results in the failure of the Offer to be consummated by the End Date;

(ii) any statute, rule or regulation shall have been enacted or promulgated by any governmental authority, or any restraining order or permanent injunction or other order or legal restraint shall have been issued, in any case, that has become final and nonappealable and that makes acceptance for payment of, and payment for, Shares pursuant to the Offer or consummation of the Merger illegal or otherwise prohibited, or enjoins the Purchaser from accepting for payment of, and paying for, Shares pursuant to the Offer or the consummation of the Merger; or

(iii) prior to acceptance for payment of Shares pursuant to the Offer, a third party shall have consummated an Acquisition Proposal (for purposes of this clause (iii), each reference to 15% and 85% in the definition of “Acquisition Proposal” (as defined below) shall be deemed to be 50%); or

(c) by Blue Coat, if, prior to the acceptance for payment of Shares pursuant to the Offer, (i) an Adverse Recommendation Change (as defined below) shall have occurred; (ii) the Company shall have entered into, or publicly announced its intention to enter into, any contract or binding arrangement or understanding relating to any Acquisition Proposal (as defined below); or (iii) the Company or any of its representatives shall have intentionally and materially breached any of its obligations described below under “Nonsolicitation Obligations”; or

(d) by the Company, if, prior to the acceptance for payment of Shares pursuant to the Offer, the Company Board authorizes the Company, subject to complying with the terms of the Merger Agreement, to enter into a binding definitive agreement in respect of a Superior Proposal (as defined below); provided that the Company shall have paid the Termination Fee (as defined below); and provided further that prior to any termination by the Company pursuant to this clause (d), the Company must have given Blue Coat at least two full business days written notice, and within two full business days of receipt of such written notification, Blue Coat must not have made a binding offer that is determined by the Company Board in good faith after considering the advice of its outside counsel and a financial advisor of nationally recognized reputation to be at least as favorable to the stockholders of the Company as such Superior Proposal.

Nonsolicitation Obligations. The Merger Agreement provides that the Company and its subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, employees, financial advisors, attorneys, accountants, consultants, agents or other authorized representatives to, directly or indirectly, solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal (as defined below) or any inquiries, indication of interest or the making of any proposal that would reasonably be expected to lead to any Acquisition Proposal, or, subject to the Company Board’s fiduciary duties described below, (a) conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Company or any of its subsidiaries to, afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries to, or otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, any Acquisition Proposal, (b) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries, approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of Delaware Law, or amend or grant any waiver or release or approve any transaction or redeem any Rights under the Rights Agreement except in connection with the transactions contemplated by the Merger Agreement, or (c) enter into any contract relating to any Acquisition Proposal. Subject to the Company Board’s fiduciary duties described below, the Company Board will not fail to make, withdraw or modify in a manner adverse to Blue Coat or the Purchaser the Company Board’s recommendation in favor of the Offer, or recommend an Acquisition Proposal, fail to recommend against acceptance of any third party tender offer or exchange offer for the Shares within ten (10) business days after the commencement of such offer, or fail to confirm the Company Board’s recommendation in favor of the Offer within ten (10) business days of a request from Blue Coat during the pendency of an Acquisition Proposal, or resolve or agree to take any such action (any of the foregoing actions, an “Adverse Recommendation Change”). The Company has agreed to, and to cause its subsidiaries and representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Acquisition Proposal. At Blue Coat’s request, the Company shall promptly request that any third party (or its agents or advisors) that has executed a confidentiality agreement with the Company within the 12-month period prior to the date of the Merger Agreement in connection with such third party’s consideration of any Acquisition Proposal return or destroy all confidential information furnished to such third party by or on behalf of the Company or any of its subsidiaries.

Notwithstanding the foregoing, prior to the acceptance for payment of Shares pursuant to the Offer, the Company Board, acting directly or indirectly through any representative, may (i) engage in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide unsolicited Acquisition Proposal in writing that the Company Board determines in good faith, after consulting with its outside legal counsel and a financial advisor of nationally recognized reputation, constitutes or is likely to lead to a Superior Proposal (as defined below), (ii) thereafter furnish to such third party non-public information relating to the Company or any of its subsidiaries pursuant to an executed confidentiality agreement with terms no less favorable to the Company than those contained in the Company’s confidentiality agreement with Blue Coat and containing additional provisions that expressly permit the Company to comply with the terms of the non-solicitation provision of the Merger Agreement (a copy of which confidentiality agreement shall be promptly (in all events within 24 hours) provided for informational purposes to Blue Coat), (iii) subject to compliance with the obligations described in the paragraph below, make an Adverse Recommendation Change, (iv) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries, but only to the extent required to enable a third party to submit and allow the Company to consider an Acquisition Proposal and the Company to accept a Superior Proposal, and/or (v) take any non-appealable, final action that any court of competent jurisdiction orders the Company to take, but in each ease referred to in the foregoing clauses (i) through (v), only if the Company Board determines in good faith by a majority vote, after consulting with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law. For purposes of the provisions described in this paragraph, each reference to 15% or 85% in the definition of “Acquisition Proposal” (as defined below) shall be deemed to be 50%.

In addition to the obligations of the Company described in the preceding two paragraphs, the Merger Agreement provides that the Company will notify Blue Coat promptly (but in no event later than 24 hours) after it obtains knowledge of the receipt by the Company or any of its subsidiaries or representatives of any Acquisition Proposal or any request for non-public information relating to the Company or any of its subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its subsidiaries by any third party that is seeking to make or has made after the date of the Merger Agreement an Acquisition Proposal. Thereafter, the Company is required to keep Blue Coat informed on a prompt basis (but in any event within 24 hours) of the status and material terms of any such Acquisition Proposal, including any material amendments or proposed amendments as to price and other material terms thereof. The Company is required to provide Blue Coat with at least 48 hours prior notice of any meeting of the Company Board (or such lesser notice as is provided to the members of the Company Board) at which the Company Board is reasonably expected to consider any Acquisition Proposal. The Company is required promptly to provide Blue Coat with any non-public information concerning the Company’s business, present or future performance, financial condition or results of operations, provided to any third party that was not previously provided to Blue Coat. In addition to the foregoing, the Merger Agreement provides that the Company Board shall not make an Adverse Recommendation Change, unless the Company promptly notifies Blue Coat, in writing at least two full business days prior to taking that action, of its intention to terminate the Merger Agreement and to enter into a binding definitive agreement in respect of a Superior Proposal, attaching a copy of such proposed definitive agreement which shall be in final form in all material respects and include all schedules, annexes and exhibits thereto, and Blue Coat does not make, within two full business days after its receipt of such written notification, an offer that is determined by the Company Board in good faith after considering the advice of its outside counsel and of a financial advisor of nationally recognized reputation to be at least as favorable to the stockholders of the Company as such Superior Proposal, it being understood that the Company shall not enter into any such binding agreement during such two business day period.

The Merger Agreement defines “Acquisition Proposal” as, other than the transactions contemplated by the Merger Agreement, any third party offer or proposal relating to any transaction or series of related transactions involving (i) any acquisition or purchase by any third party, directly or indirectly, of 15% or more of any class of outstanding voting or equity securities of the Company or any of its subsidiaries or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any third party beneficially owning 15% or more of any class of outstanding voting or equity securities of the Company or any of its subsidiaries, (ii) any merger, consolidation, share exchange, business combination or other similar transaction involving the Company or any of its subsidiaries pursuant to which the stockholders of the Company immediately preceding such transaction hold, directly or indirectly, less than 85% of the equity interests in the surviving or resulting entity of such transaction, (iii) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of 15% or more of the assets of the Company and its subsidiaries, taken as a whole (measured by the lesser of book or fair market value thereof), (iv) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its subsidiaries, or (v) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the Offer or the Merger.

“Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal made by a third party which, if consummated, would result in such third party (or in the case of a direct merger between such third party or any subsidiary of such third party and the Company, the stockholders of such third party) owning, directly or indirectly, all of the outstanding Shares or all or substantially all of the consolidated assets of the Company and its subsidiaries, and which Acquisition Proposal the Company Board determines in good faith by a majority vote, after consulting with its outside legal counsel and a financial advisor of nationally recognized reputation and taking into account all of the terms and conditions of such Acquisition Proposal (including any break-up fees, expense reimbursement provisions and other conditions to consummation), (i) is more favorable to the Company’s stockholders (in their capacity as such) than the transactions contemplated under the Merger Agreement (including any changes to the terms of the transactions contemplated under the Merger Agreement that may be proposed by Blue Coat in response to such Superior Proposal or otherwise), (ii) is not subject to any financing condition (and if financing is required, such financing is then fully committed to the third party or reasonably determined to be available by the Company Board) and (iii) is reasonably capable of being completed on the terms proposed, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal.

Fees and Expenses; Termination Fee. Except for certain shared antitrust filing fees and as provided below, all fees and expenses incurred in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

If the Merger Agreement is terminated pursuant to paragraphs (b)(iii), (c) or (d) of subsection “Termination of the Merger Agreement” above, then the Company shall pay to Blue Coat (by wire transfer of immediately available funds), simultaneously with the occurrence of such termination, a fee equal to $6,000,000 (the “Termination Fee”).

If the Merger Agreement is terminated pursuant to paragraph (b)(i) of subsection “Termination of the Merger Agreement” above, and (A) after the date of this agreement and prior to such termination, an Acquisition

Proposal (including, for the avoidance of doubt, any new or renewed Acquisition Proposal from any third party that had made an Acquisition Proposal on or prior to the date of the Merger Agreement) shall have been publicly made or publicly disclosed, and (B) within 12 months following the date of such termination the Company shall have entered into a definitive agreement with respect to, recommended to its stockholders or consummated, an Acquisition Proposal, then the Company shall pay to Blue Coat (by wire transfer of immediately available funds), within one business day after such event occurring, the Termination Fee. For purposes of determining whether the Termination Fee is payable, each reference to 15% in the definition of “Acquisition Proposal” shall be deemed to be 30% and the reference to 85% therein shall be deemed to be 70%.

Conduct of Business by the Company. The Merger Agreement provides that except for matters expressly permitted or contemplated by the Merger Agreement, from the date of the Merger Agreement until the effective time of the Merger, the Company will, and will cause each of its subsidiaries to, use reasonable best efforts to conduct its business in the ordinary course consistent with past practice, maintain in effect all of its governmental authorizations necessary to conduct its business in the ordinary course consistent with past practice, and preserve intact its material assets, material intellectual property rights and current business organization, keep available the services of its directors, officers and key employees, and preserve its relationships with its customers, partners, suppliers, licensors, licensees, distributors and others having material business relationships with it with the objective of preserving unimpaired their goodwill and ongoing business at the effective time of the Merger. In addition, and without limiting the generality of the foregoing, except for matters expressly permitted or contemplated by the Merger Agreement from the date of the Merger Agreement to the effective time of the Merger, the Company will not, and will not permit any of its subsidiaries to, do any of the following without the prior written consent of Blue Coat:

(a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock, other than dividends and distributions by a direct or indirect wholly-owned subsidiary of the Company to its parent, (ii) split, combine or reclassify any capital stock, (iii) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of capital stock or (iv) purchase, redeem or otherwise acquire any securities of the Company, other than pursuant to contracts in effect as of the date of the Merger Agreement that provides for the repurchase of such securities upon the departure or termination of an employee;

(b) (i) issue, deliver, sell, grant, pledge, transfer, subject to any lien or otherwise encumber dispose of or subject to any lien any securities of the Company or any of its subsidiaries, other than (A) the issuance and delivery of Shares upon the exercise of stock options or the settlement of restricted stock awards or performance-based stock units outstanding on the date of the Merger Agreement or the subject of offer letters provided to prospective employees, and made available to Blue Coat prior to the date of the Merger Agreement, (B) grants of stock options or restricted stock awards to non-executive officer employees of the Company and its subsidiaries in the ordinary course of business consistent with past practice, so long as the aggregate number of Shares subject to such additional stock options or restricted stock awards does not exceed 100,000 in any calendar quarter and so long as such grants are not subject to acceleration as a result of the Offer, the Merger or any other change in control of the Company or any so-called “double-trigger” clauses and (C) the purchase of shares pursuant to the Company’s ESPP on any ESPP purchase date occurring prior to the effective time of the Merger, in each case described in (A)-(C) above, only if and to the extent required by and in accordance with the applicable equity award’s terms as in effect on the date of the Merger Agreement, or (ii) amend any term of any security of the Company (in each case, whether by merger, consolidation or otherwise);

(c) amend its certificate of incorporation, bylaws or other comparable charter or organizational documents (whether by merger, consolidation or otherwise);

(d) incur any capital expenditures or any obligations or liabilities in respect thereof, except for those contemplated by the capital expenditure budget or such additional expenditures which individually and in the aggregate do not exceed $250,000;

(e) acquire (i) any material amount of stock or assets of any other person or division thereof (whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), or (ii) any other material assets (other than assets acquired in the ordinary course of business for amounts that are consistent with past practice);

(f) pledge, transfer, sell, lease, license, subject to any Lien or otherwise dispose of any material subsidiary or any material assets or properties except for (i) pursuant to existing contracts or commitments and (ii) in the ordinary course consistent with past practices;

(g) (i) grant to any current or former director, officer, employee or consultant any increase in compensation, bonus or other benefits, except (A) increases in connection with promotions in the ordinary course of business, (B) increases in base salaries of non-executive officer employees in accordance with past practices so long as such increases do not exceed 2% of the aggregate current annualized base salaries of all non-executive officer employees (provided that if the effective time of the Merger has not occurred prior to October 1, 2008, annual increases to non-executive officer employees shall not exceed 4% of the aggregate current annualized base salaries of all non-executive officer employees of the Company and its subsidiaries), or (C) bonuses granted in accordance with, and paid on the terms and conditions of, existing bonus plans, policies or agreements, (ii) terminate any employee other than in the ordinary course of business or grant to any current or former director, officer, employee or consultant any severance or termination pay or benefits or any increase in severance, change of control or termination pay or benefits, except in connection with actual termination in the ordinary course to the extent required under applicable law or existing employee plans, (iii) establish, adopt, enter into or amend any employee plan (other than entering into offer letters that contemplate “at will” employment without severance benefits) or collective bargaining agreement, (iv) take any action to accelerate any rights or benefits or take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, or (v) make any person a beneficiary of any retention or severance plan under which such person is not, as of the date of the Merger Agreement, a beneficiary which would entitle such person to payments, vesting, acceleration or any other right as a consequence of consummation of the transactions contemplated by the Merger Agreement and/or termination of employment;

(h) hire, elect or retain any officer, hire any other employee or retain the services of any consultant, except for prospective employees who have been provided offer letters made available to Blue Coat prior to the date of the Merger Agreement, provided that Blue Coat’s consent will not be unreasonably withheld or delayed, and provided further that Blue Coat’s consent will not be required to hire (A) non-executive officer employees to the extent reflected in the Company’s operating plan and (B) up to three additional non-executive officer employees in each of the sales and marketing, research and development and general and administrative reporting areas;

(i) write-down any of its material assets, including any intellectual property, or make any material change in any method of accounting principles or practices, except for any such change required by GAAP or applicable law (in each case following consultation with the Company’s independent auditor);

(j) (i) repurchase, prepay or incur any indebtedness, including by way of a guarantee, issuance or sale of debt securities or any merger, business combination or other acquisition, or issue and sell options, warrants, calls or other rights to acquire any debt securities, enter into any “keep well” or other contract to maintain any financial statement or similar condition of another person or enter into any arrangement having the economic effect of any of the foregoing, (ii) create any Lien on any material asset of the Company or any of its subsidiaries or (iii) make any material loans, advances or capital contributions to, or investments in, any other person;

(k) make or change any tax election, settle or compromise any material tax claim, audit or assessment, change any annual tax accounting period, adopt or change any method of tax accounting, amend in any material respect any tax returns or file claims for material tax refunds, enter into any closing agreement, or surrender any right to claim a tax refund, offset or other reduction in tax liability;

(l) adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(m) enter into any transaction, commitment or contract, or relinquish or terminate any contract or other right, in any individual case with a value in excess of $100,000 other than (A) capital expenditures in the Company’s current fiscal year in accordance with the capital expenditure budget, (B) service or maintenance contracts entered into in the ordinary course of business pursuant to which the Company or any of its subsidiaries is providing services to customers, (C) sales contracts with customers in the ordinary course of business consistent with past practice, (D) contract manufacturing orders in the ordinary course of business and (E) other expenditures consistent with the Company’s operating plan;

(n) (i) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) in excess of $100,000 in any individual case, other than the payment, discharge, settlement or satisfaction in the ordinary course of business consistent with past practice, or as required by their terms as in effect on the date of this Agreement, of claims, liabilities or obligations reserved against on the Company’s balance sheet as of December 31, 2007 (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, in each case, the payment, discharge, settlement or satisfaction of which does not include any obligation (other than the payment of money) to be performed by the Company or any of its subsidiaries following the Merger, (ii) waive, relinquish, release, grant, transfer or assign any right with a value of more than $100,000 in any individual case, or (iii) waive any material benefits of, or agree to modify in any adverse respect, or fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill or similar contract to which the Company or any of its subsidiaries is a party;

(o) institute, settle, or agree to settle any material proceeding or other litigation pending or threatened before any arbitrator, court or other governmental authority;

(p) agree to (i) any exclusivity provision or covenant of the Company or any of its subsidiaries not to compete with the business of any other person, or (ii) any other covenant of the Company or any of its subsidiaries restricting in any material respect the development, manufacture, marketing or distribution of the products or services of the Company or any of its subsidiaries or otherwise limiting in any material respect the freedom of the Company or any of its subsidiaries to compete in any line of business or with any person or in any area or to own, operate, sell, transfer, pledge or otherwise dispose of or encumber any material assets or that would so limit the freedom of Blue Coat or any of its affiliates in any material respect after the consummation of the transactions contemplated under the Merger Agreement;

(q) enter into any new line of business;

(r) other than as expressly permitted by the provisions of the Merger Agreement described above under the subheading entitled “Nonsolicitation Obligations”, take any action for the purpose of preventing, delaying or impeding the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement;

(s) take any action that would make any representation or warranty of the Company under the Merger Agreement, or omit to take any action necessary to prevent any representation or warranty of the Company under the Merger Agreement from being inaccurate in any material respect at, or as of any time before, the effective time of the Merger; or

(t) authorize, resolve, commit or agree to take any action referred to in this section “Conduct of Business by the Company”.

Indemnification; Insurance. In the Merger Agreement, Blue Coat has agreed that all rights to indemnification for all acts or omissions occurring prior to the effective time of the Merger now existing in favor of the current or former directors or officers of the Company and its subsidiaries (the “Indemnified Persons”) as provided in their respective certificates of incorporation, by-laws or indemnification agreements will survive the

Merger and will continue in full force and effect in accordance with their terms, subject to any limitation imposed from time to time under applicable law. Blue Coat has further agreed that for a period of six years from the effective date of the Merger, the organizational documents of the surviving corporation in the Merger will contain provisions no less favorable with respect to indemnification and exculpation as are contained in the certificate of incorporation and bylaws of the Company as of the date of the Merger Agreement, and such provisions will not be amended, repealed or otherwise modified in a manner that would adversely affect the rights of the Indemnified Persons thereunder, unless such modification is required by Applicable Law and then only to the extent so required.

For six years after the effective time of the Merger, Blue Coat has agreed that it will cause the surviving corporation in the Merger to either (i) maintain in effect the Company’s directors’ and officers’ liability insurance policy in effect on the date of the Merger Agreement covering each Indemnified Person in respect of acts or omissions occurring at or prior to the effective time of the Merger or (ii) purchase a director and officer prepaid “tail” policy for a period of six years in respect of acts or omissions occurring prior to the effective time of the Merger covering each Indemnified Person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement, provided that the aggregate premium is not to exceed 250% of the amount per annum the Company paid in respect of its current fiscal year. If such coverage cannot be maintained or obtained at such cost, Blue Coat will cause the surviving corporation in the Merger to maintain or obtain as much insurance as can be so maintained or obtained at the cap limit.

Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in the Merger Agreement, the Company and Blue Coat have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement, including (i) preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement and (iii) attempting to obtain a stay of any applicable order referenced under clause (v) of the second paragraph under “Nonsolicitation Obligations” that any court of competent jurisdiction orders the Company to take; provided that nothing in the Merger Agreement will require Blue Coat or any of its subsidiaries to, nor shall the Company or any of its subsidiaries without the prior written consent agree or proffer to, divest, hold separate, or enter into any license or similar agreement with respect to, or agree to restrict the ownership or operation of, any business or assets of Blue Coat, the Company or any of their respective subsidiaries.

The Company has agreed to give prompt notice to Blue Coat of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Merger Agreement, (ii) any notice or other communication from any governmental authority in connection with the transactions contemplated by the Merger Agreement, (iii) any proceeding commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its subsidiaries, as the case may be, that, if pending on the date of the Merger Agreement, would have been required to have been disclosed pursuant to the Merger Agreement, or that relate to the consummation of the transactions contemplated by the Merger Agreement, (iv) any inaccuracy of any representation or warranty contained in the Merger Agreement at any time during the term hereof that could reasonably be expected to cause specified conditions to the Offer not to be satisfied, and (v) any failure of the Company to comply with or satisfy any covenant, condition or agreement contained in the Merger Agreement to be complied with or satisfied by the Company under the Merger Agreement.

Rights Agreement. Prior to the execution of the Merger Agreement, the Company amended the Rights Agreement to render the Rights inapplicable to the Merger, the 90% Top-Up Option and the Merger Agreement,

the Tender and Support Agreement and the transactions contemplated thereby, and to cause the Rights to expire no later than immediately prior to the acceptance for payment of the Shares by the Purchaser under the Offer. Pursuant to the Merger Agreement, the Company has agreed to take all further actions reasonably requested by Blue Coat in order to render the Rights inapplicable to the Merger Agreement, the Tender and Support Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Representations and Warranties. The Merger Agreement contains various customary representations and warranties.

Tender and Support Agreement

The following is a summary of the Tender and Support Agreement, a form of which has been filed as Exhibit 2.02 to the Form 8-K filed by Blue Coat on April 23, 2008, and is incorporated herein by reference. The summary is qualified in its entirety by reference to the Tender and Support Agreement.

Concurrently with entering into the Merger Agreement, Blue Coat and Purchaser entered into a Tender and Support Agreement (the “Tender and Support Agreement”) with each of Dave Côté, Manuel R. Frietas, Nelu Mihai, Greg Pappas, Ray Smets, Dave Winikoff, David C. Yntema, Steven J. Campbell, Craig W. Elliott, Joseph A. Graziano, L. William Krause, Bernard F. Mathaisel, Peter Van Camp, and Gregory E. Myers who constitute all of the directors and executive officers of the Company (collectively, the “Supporting Stockholders”). Collectively, the Supporting Stockholders directly owned, as of April 20, 2008, Shares representing approximately 1.7% of the Company’s outstanding Shares as of March 31, 2008, and beneficially owned, as of April 20, 2008, Shares representing approximately 7.9% of the Company’s outstanding Shares as of March 31, 2008.

Pursuant to the Tender and Support Agreement, each of the Supporting Stockholders has agreed to tender, or cause the tender of, all of the outstanding Shares directly owned by the Supporting Stockholder (the “Tender Shares”) in the Offer promptly, but in any event no later than 10 business days after the commencement of the Offer. Each Supporting Stockholder has agreed that once his Tender Shares are tendered, he or she will not withdraw, and will not permit the withdrawal of any of such Tender Shares from the Offer, unless and until (i) the Offer shall have been terminated by the Purchaser in accordance with the terms of the Merger Agreement, or (ii) the Tender and Support Agreement shall have been terminated in accordance with its terms.

The Tender and Support Agreement also provides that if any outstanding Shares owned by a Supporting Stockholder have not been previously accepted for payment and paid for by the Purchaser pursuant to the Offer, each Supporting Stockholder agrees to vote, or cause such Shares to be voted, in favor of adoption of the Merger Agreement and the transactions contemplated thereby, and against any agreement or arrangement related to an Acquisition Proposal, any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company, or any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or that would reasonably be expected to dilute materially the benefits to Blue Coat of the transactions contemplated by the Merger Agreement. Each Supporting Stockholder has irrevocably granted to, and appointed, each executive officer of Blue Coat his or her proxy to vote such Supporting Stockholder’s Shares. Each Supporting Stockholder also agreed that he or she will not: (a) sell, transfer, pledge, assign or otherwise dispose of, his or her Shares, subject to certain limited exceptions described in the Tender and Support Agreement, (b) enter into or otherwise subject his or her Shares to any proxy, power of attorney, voting agreement, or other authorization or arrangement with respect to his or her Shares, or (c) take or permit any other action that would in any way restrict, limit or interfere with the performance of such Supporting Stockholder’s obligations under the Tender and Support Agreement or the transactions contemplated by the Tender and Support Agreement or make any representation or warranty of such Supporting Stockholder untrue or incorrect.

The Tender and Support Agreement will terminate upon the earlier of the effective time of the Merger or the termination of the Merger Agreement in accordance with its terms.

Note Purchase Agreement, Notes and Warrants

The following is a summary of the Note Purchase Agreement, a form of which has been filed as Exhibit 10.01 to the Form 8-K filed by Blue Coat on April 23, 2008, and is incorporated herein by reference. The summary is qualified in its entirety by reference to the Note Purchase Agreement.

Blue Coat entered into the Note Purchase Agreement with the Note Purchasers on April 20, 2008 concurrently with its entry into the Merger Agreement. Pursuant to the Note Purchase Agreement, and subject to the terms and conditions thereof, Blue Coat will issue the Notes and warrants following the final expiration of the Offer (without giving any effect to any subsequent offering period) and immediately after the Purchaser’s acceptance for payment of the Shares in the Offer.

The obligation of the Note Purchasers to purchase the Notes is subject to certain conditions, including, among others, (i) each condition to the consummation of the Offer set forth in the Merger Agreement having been satisfied in all material respects and not waived (other than any waiver made with the prior written consent of all of the Note Purchasers), (ii) the Merger Agreement having not been amended in any material respect and (iii) the representations and warranties of Blue Coat under the Note Purchase Agreement being true at the time of the issuance of the Notes, with only such exceptions that have not had or would not reasonably be expected to have, individually or in the aggregate, a “material adverse effect” on Blue Coat. The definition of material adverse effect in the Note Purchase Agreement contains several exclusions, including exclusions relating to: adverse effects arising out of the announcement and pendency of the Merger Agreement, the Note Purchase Agreement and the transactions contemplated thereby; changes in industry conditions; changes in general economic or political conditions or in the financial markets; changes in law or accounting principles; certain types of legal proceedings; natural disaster, terrorism, war and related items; Blue Coat’s failure to meet internal or analysts’ expectations or projections; and revenues and results of operations for Blue Coat’s fourth fiscal quarter of 2008, except to the extent such revenues are materially lower than those disclosed to Purchasers. The Note Purchase Agreement permits the Note Purchasers to terminate the Note Purchase Agreement if, without the prior written consent of the Note Purchasers, the Merger Agreement shall have been amended in any material respect or any condition to the Offer shall have been waived, subject to certain exceptions set forth in the Note Purchase Agreement. The Note Purchase Agreement also contains various customary representations and warranties and covenants.

The Notes will mature five years after the date of issuance. The Notes will be issued at par and will not bear any interest. Each Note will be convertible into shares of Blue Coat’s common stock at the holder’s option at any time prior to the maturity date at an initial conversion price of $20.76. The Notes will be unsecured and will rank equal in right of payment to all of Blue Coat’s other existing and future senior indebtedness.

Pursuant to the Note Purchase Agreement, Blue Coat also agreed to issue warrants to the Note Purchasers to purchase an aggregate of 385,356 shares of Blue Coat’s common stock at an initial exercise price of $20.76. The warrants will expire five years after the date of issuance.

Stock Purchase Agreement

The following is a summary of the Stock Purchase Agreement, a form of which has been filed as Exhibit 10.02 to the Form 8-K filed by Blue Coat on April 23, 2008, and is incorporated herein by reference. The summary is qualified in its entirety by reference to the Stock Purchase Agreement.

On April 20, 2008, prior to entering into the Merger Agreement, Blue Coat entered into a stock purchase agreement pursuant to which Blue Coat agreed to acquire an aggregate of 3,559,117 Shares for $7.10 per Share from The Liverpool Limited Partnership and Elliott International, L.P., representing approximately 9.8% of the Company’s issued and outstanding Shares as of March 31, 2008. The closing of the transaction occurred on April 21, 2008.

Confidentiality Agreement

On October 28, 2007, the Company and Blue Coat entered into a Two Way Non-Disclosure and Confidentiality Agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, the Company and Blue Coat agreed to furnish the other party on a confidential basis certain information concerning their respective businesses. This summary is qualified in its entirety by reference to the Confidentiality Agreement, which is included as Exhibit (d)(5) to the Schedule TO, and is incorporated herein by reference.

14.	Dividends and Distributions.

As discussed in Section 13 above, pursuant to the Merger Agreement, without the prior approval of Blue Coat or as otherwise contemplated in the Merger Agreement, the Company has agreed not to (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock, other than dividends and distributions by a direct or indirect wholly-owned subsidiary of the Company to its parent, (ii) split, combine or reclassify any capital stock, (iii) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of capital stock or (iv) purchase, redeem or otherwise acquire any securities, other than pursuant to contracts in effect as of the date of the Merger Agreement that provide for the repurchase of such securities upon the departure or termination of an employee.

15.	Conditions of the Offer.

Notwithstanding any other term of the Offer, subject to the terms and conditions of the Merger Agreement, the Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, may delay the acceptance for payment of, or the payment for, any tendered Shares, and may terminate the Offer as to Shares not then paid for, if at or immediately prior to the Expiration Date, (i) the Minimum Condition shall not have been satisfied, (ii) any waiting period under the HSR Act and any other similar and necessary foreign approvals or waiting periods required under the applicable laws of any foreign jurisdictions in which the Company derives a not insignificant amount of income or conducts a not insignificant portion of its business that is applicable to the purchase of Shares pursuant to the Offer (the “Required Foreign Competition Laws”) shall not have expired, been terminated or been obtained, as applicable, or (iii) at or immediately prior to the scheduled expiration of the Offer (as it may be extended pursuant to the terms of the Merger Agreement) any of the following conditions exists:

(a) there shall be instituted or pending any action or proceeding initiated by any governmental authority, (i) challenging or seeking to make illegal, delay materially or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by Blue Coat or the Purchaser or the consummation of the Offer or the Merger, (ii) seeking to restrain or prohibit Blue Coat’s ownership or operation (or that of its affiliates) of all or any significant portion of the business, assets or products of Blue Coat, the Company or their respective subsidiaries or to compel Blue Coat or any of its affiliates to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or hold separate all or any significant portion of the business, assets or products of, Blue Coat, the Company or their respective subsidiaries, (iii) seeking, directly or indirectly, to impose or confirm any significant limitations on (A) the ability of Blue Coat or any of its affiliates effectively to acquire, hold or exercise full rights of ownership of any Shares or any shares of common stock of the Surviving Corporation, including the right to vote the Shares or the shares of common stock of the Surviving Corporation acquired or owned by Blue Coat, the Purchaser or any of Blue Coat’s other affiliates on all matters properly presented to the Company’s stockholders or (B) the ownership or operation by Blue Coat (or any of its subsidiaries) of all or any significant portion of businesses or assets of Blue Coat, the Company or their respective subsidiaries, (iv) seeking to require divestiture by Blue Coat, the Purchaser or any of Blue Coat’s other affiliates of any Shares or any significant business or assets of Blue Coat, the Company or their respective subsidiaries, or (v) which would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger; or

(b) there shall have been any action taken, or any applicable law shall have been proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger, by any governmental authority, other than the application of the waiting period provisions of the HSR Act or any Required Foreign Competition Law or any requirement for affirmative approval of a governmental authority under any Required Foreign Competition Law, that will, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

(c) (i) any of the representations and warranties of the Company contained in Section 5.05(a), Section 5.05(b) or Section 5.05(c)(iv) of the Merger Agreement [Capitalization] shall not be true in all but de minimis respects when made or at the consummation of the Offer as if made at and as of such time (other than any such representation or warranty that is made only as of a specified date, which need only to be true in all but de minimis respects as of such specified date), (ii) any of the representations and warranties of the Company contained in the following sections of the Merger Agreement: Sections 2.02(a) [Company Action], 5.02 [Corporate Authorization], 5.04(i) [Non-contravention] 5.16(h) [Employee Benefit Plans], 5.25 [Opinion of Financial Advisor] and 5.26 [Antitakeover Statutes; Rights Agreement], disregarding any materiality or Company Material Adverse Effect (as defined below) qualifications contained in any such representation or warranty, shall not be true in all material respects when made or at the consummation of the Offer as if made at and as of such time (other than any such representation or warranty that is made only as of a specified date, which need only to be true in all material respects as of such specified date), or (iii) any of the other representations and warranties of the Company contained in the Merger Agreement, disregarding any materiality or Company Material Adverse Effect qualifications contained in any such representation or warranty, shall not be true in all respects when made or at the consummation of the Offer as if made at and as of such time (other than any such representation or warranty that is made only as of a specified date, which need only to be true in all respects as of such specified date); provided that the condition set forth in this clause (c)(iii) will be deemed to have been satisfied unless the individual or aggregate impact of the failure to be true of the representations and warranties of the Company contained in the Merger Agreement would reasonably be expected to have a Company Material Adverse Effect; or

(d) the Company shall have breached or failed to perform in any material respects any of its obligations under the Merger Agreement; or

(e) any change or development shall have occurred following the date of the Merger Agreement that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or

(f) (i) an Adverse Recommendation Change shall have occurred, or (ii) the Company shall have entered into, or publicly announced its intention to enter into, a letter of intent, memorandum of understanding or contract (other than a confidentiality agreement contemplated by Section 7.03(b) of the Merger Agreement [No Solicitation; Other Offers]) relating to any Acquisition Proposal; or

(g) the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Blue Coat and the Purchaser and, subject to the terms and conditions of the Merger Agreement, may be waived by Blue Coat or the Purchaser, in whole or in part at any time and from time to time in the sole discretion of Blue Coat or the Purchaser. The failure by Blue Coat or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

The term “Company Material Adverse Effect” means (i) a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its subsidiaries, taken as a whole, or (ii) an effect that would prevent, materially delay or materially impair the Company’s ability to consummate the transactions contemplated by the Merger Agreement, provided, however, that in the case of clause (i) above none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been or would be, a Company Material Adverse Effect: (A) any loss of or adverse change in the relationship of the Company and its subsidiaries with their respective employees, customers, distributors, partners or suppliers, or any cancellation of or delay in customer orders, or loss of revenue or expected revenue, resulting from or arising out of the execution, delivery, announcement or performance of the Merger Agreement or the Offer or the Offer to Purchase for Cash all of the outstanding shares of common stock of Packeteer made by Elliott QoS LLC dated March 20, 2008, or any amendment, modification or extension thereof, (B) general economic conditions to the extent that such conditions do not disproportionately affect the Company and its subsidiaries, taken as a whole, (C) general conditions in the networking industry to the extent that such conditions do not disproportionately affect the Company and its subsidiaries, taken as a whole, (D) any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof to the extent that such conditions do not disproportionately affect the Company and its subsidiaries, taken as a whole, (E) any changes (after the date of the Merger Agreement) in GAAP or applicable law, (F) the failure of the Company to meet internal or analysts’ expectations or projections or any adverse effect resulting therefrom (it being understood, however, that any facts, events, changes or developments causing or contributing to such failures to meet expectations or projections may (unless addressed in any of (A), (B), (C), (D), (E) or (G) of this definition) constitute a Company Material Adverse Effect and may be taken into account in determining whether a Company Material Adverse Effect has occurred), (G) any actions required by this Agreement or any failure of the Company or any of its subsidiaries to take any action as a result of Blue Coat’s refusal to grant its consent to such action pursuant to Section 7.01 of the Merger Agreement [Conduct of Business of the Company] or (H) any proceeding made or brought by any stockholder of the Company (on the holder’s own behalf, or on behalf of the Company) arising out of or related to the Offer, the Merger, the Merger Agreement or any of the transactions contemplated thereby.

16.	Certain Legal Matters; Regulatory Approvals.

General. We are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “State Takeover Statutes”, such approval or other action will be sought. Except as described under “Antitrust in the United States” and “Foreign Competition Law Filings”, there is, however, no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company’s business or certain parts of the Company’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “The Offer—Section 15”.

Delaware Law. In general, Section 203 of Delaware Law prevents an “interested stockholder” (generally, a stockholder owning 15% or more of a corporation’s outstanding voting stock or an affiliate thereof) from engaging in a “business combination” (defined to include a merger and certain other transactions as described below) with a Delaware corporation for a period of three years following the time on which such stockholder became an interested stockholder unless, among other exceptions, before such time the corporation’s board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder. On April 20, 2008, the Company Board approved the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger). Accordingly, Section 203 of Delaware Law does not apply to the Merger Agreement or the transactions contemplated thereby (including the Offer and the Merger).

State Takeover Statutes. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the U.S. Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “The Offer—Section 15”.

Antitrust in the United States. Under the HSR Act and rules promulgated thereunder, certain acquisitions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”), and a prescribed waiting period has expired or otherwise terminated. The purchase of Shares pursuant to the Offer is subject to such requirements.

We are required to file a Notification and Report Form under the HSR Act, which filing is required to be made on or before May 1, 2008 pursuant to the Merger Agreement. Currently, we expect to file the Notification and Report Form on Wednesday, April 30, 2008, or as promptly thereafter as practicable. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on the 15th day after Blue Coat’s form is filed unless early termination of the waiting period is granted. If the 15th day does not fall on a business day, the waiting period extends and will expire at 11:59 p.m., New York City time, on the next business day. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, 10 days after our substantial compliance with such request. We expect to make a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

Foreign Competition Law Filings. As reported in its filings with the SEC, the Company and its subsidiaries own property and conduct business in a number of foreign countries. In connection with the acquisition of Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. After commencement of the Offer, we will seek further information regarding the applicability of any such laws and currently intend to take such action as they may require, but no assurance can be given that such approvals will be obtained. If any action is taken before completion of the Offer by any such government or governmental authority, we may not be obligated to accept for payment or pay for any tendered Shares. See “The Offer—Section 15”.

17.	Fees and Expenses.

We have retained MacKenzie Partners, Inc. to act as the information agent and Computershare Trust Company, N.A. to act as the depositary in connection with the Offer and the Merger. The Information Agent may contact holders of Shares by mail, telephone, e-mail, facsimile, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18.	Miscellaneous.

Other Information

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Blue Coat or the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC on May 1, 2008 a Tender Offer Statement on Schedule TO (the “Schedule TO”), together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner described in “The

Offer—Section 9” of this Offer to Purchase.

COOPER ACQUISITION, INC.

May 1, 2008

ANNEX I

DIRECTORS AND EXECUTIVE OFFICERS OF BLUE COAT AND THE PURCHASER

DIRECTORS AND EXECUTIVE OFFICERS OF BLUE COAT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Blue Coat are set forth below. The business address of each director and officer is Blue Coat Systems, Inc., 420 North Mary Avenue, Sunnyvale, CA 94085. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment currently with Blue Coat.

Neither Blue Coat nor any of the directors and officers of Blue Coat listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of the United States.

Directors of Blue Coat are identified by “D”. Executive officers of Blue Coat are identified by “EO”.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Brian M. NeSmith, EO, D	46	Mr. NeSmith has served as President, Chief Executive Officer and a director since March 1999. From December 1997 to March 1999, Mr. NeSmith served as Vice President of Nokia IP, Inc., a security router company, which acquired Ipsilon Networks, Inc., an IP switching company, where Mr. NeSmith served as Chief Executive Officer from May 1995 to December 1997. From October 1987 to April 1995, Mr. NeSmith held several positions at Newbridge Networks Corporation, a networking equipment manufacturer, including Vice President and General Manager of the VIVID group. Mr. NeSmith holds a B.S. in Electrical Engineering from the Massachusetts Institute of Technology.

David W. Hanna, D	68	Mr. Hanna has served as a director since October 1996 and as Chairman of the Board of Directors since February 2001. From December 1998 to March 1999, Mr. Hanna also served as interim President and Chief Executive Officer. Mr. Hanna has served as Chairman of the Board of Tropos Networks, Inc., a provider of metro-scale wireless mesh network systems, since January 2002 and also served as that company’s Chief Executive Officer from January 2002 to January 2004. Mr. Hanna also served as Chairman of the Board of Internet America, Inc., a provider of dial-up Internet access, from October 2004 to June 2005. From March 1998 to March 2000, Mr. Hanna served as President and Chief Executive Officer of Sage Software, Inc., a financial software company. Mr. Hanna served as President and Chief Executive Officer of State of the Art, Inc., a financial software developer, from November 1993 until March 1998. In addition, Mr. Hanna has served as Chairman, CEO and/or President of The Hanna Group since 1984; Hanna Capital Management since 1998; and Hanna Ventures since 1999. Mr. Hannah served as an officer in the U.S. Navy from February 1962 to February 1965. Mr. Hanna holds a B.S. in Business Administration from the University of Arizona.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
James A. Barth, D	64	Mr. Barth has served as a director since January 2005. Since September 2007, Mr. Barth has been Chief Financial Officer and Vice President Business Development as a director of Proximex Corporation, a developer of intelligent surveillance management software. From September 2004 to September 2007, Mr. Barth was founder, Chief Executive Officer and a director of Proximex Corporation. From March 1999 to September 2004, Mr. Barth was Chief Financial Officer of NetIQ Corporation, a provider of integrated systems and security management software solutions. He was also Vice President and then Senior Vice President of Finance and Administration during this period. From November 1997 until it was sold to Sterling Software in March 1999, Mr. Barth served as Vice President and Chief Financial Officer of Interlink Computer Sciences, Inc., a developer of enterprise networking software designed for the IBM mainframe platform. From 1980 to November 1997, Mr. Barth served as Chief Financial Officer at several other high technology companies, including eleven years at Rational Software Corporation, a provider of integrated software tools. Mr. Barth holds a B.S. in Business Administration from the University of California at Los Angeles and is a certified public accountant.

Keith Geeslin, D	55	Mr. Geeslin has served as a director since June 2006. Mr. Geeslin has been a partner at Francisco Partners, a private equity firm, since January 2004. Prior to joining Francisco Partners, Mr. Geeslin spent 19 years with the Sprout Group. Mr. Geeslin joined Sprout in 1984, became a General Partner in 1988, and became Sprout’s Managing Partner in 2000. Earlier in his career, he was the general manager of a division of Tymshare, Inc., a provider of public computer and network services, and held various positions at its Tymnet subsidiary from 1980 to 1984. He was also previously a staff member of the U.S. Senate Commerce Committee. Mr. Geeslin serves on the board of directors of CommVault Systems, Inc., Hypercom Corporation and Synaptics Incorporated. Mr. Geeslin holds a B.S. in Electrical Engineering and an M.S. in Engineering and Economic Systems, both from Stanford University, as well as an M.A. in Philosophy, Politics and Economics from Oxford University.

Timothy A. Howes, D	43	Dr. Howes has served as a director since December 2005. Dr. Howes is Vice President and Chief Technology Officer of HP Software, a division of Hewlett Packard Co. He has held this position since September 2007. Prior to HP, he was co-founder of Opsware Inc., a data center automation software company, where he served as the Chief Technical Officer and in a number of senior executive roles from the company’s founding in September 1999 to its sale to HP in September 2007. Prior to co-founding Opsware, Dr. Howes served as Vice President of Technology at America Online, Inc., a global Internet and media company, from April 1999 to September 1999. From February 1998 to April 1999, Dr. Howes

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
		was Chief Technology Officer of the Server Product division at Netscape Communications, an Internet company. From April 1996 to February 1998, Dr. Howes was Principal Engineer and Architect of several server products at Netscape Communications. From September 1994 to April 1996, Dr. Howes was Project Director, Principal Investigator and Senior Systems Research Programmer at the University of Michigan. Dr. Howes holds a Ph.D. in computer science, a M.S.E. in Computer Science and Engineering, and a B.S.E. in Aerospace Engineering from the University of Michigan.

Betsy E. Bayha, EO	57	Ms. Bayha has served as Senior Vice President, General Counsel and Secretary since April 2007. Ms. Bayha previously served as Senior Vice President, General Counsel and Secretary of NetIQ Corporation, a provider of integrated systems and security management software solutions, from November 2001 to June 2006, when it was acquired by a consortium of private equity firms. Prior to joining NetIQ, Ms. Bayha was in private practice representing high technology corporations in licensing, corporate and litigation matters for more than 20 years. She was a partner at General Counsel Associates from November 1994 through October 2001, and was a partner at the international law firm of Coudert Brothers from December 1986 through October 1994. Ms. Bayha holds a J.D. from Harvard Law School, an M.A. in public administration from The Ohio State University and a B.A. in economics from Oakland University.

Kevin Biggs, EO	49	Mr. Biggs has served as Senior Vice President, Worldwide Sales since January 2007. Mr. Biggs joined Blue Coat from International Business Machines, Inc. (“IBM”), a manufacturer of computers and related products, where he held the position of Vice President of New Customer Acquisition from February 2004 to December 2006. Prior to that time, Mr. Biggs served as IBM’s Vice President of Worldwide Sales, IBM Data Management Division, from August 2002 to February 2004; as IBM’s Vice President of Software Sales, IBM Americas West, from April 2002 to August 2002; and as IBM’s Vice President of Software, IBM Latin America, from September 1998 to April 2002. Prior to these executive roles, Mr. Biggs held a number of sales management positions at IBM since joining IBM in 1980. Mr. Biggs holds a B.A. in both Economics and Mathematics from Drury University.

David A. de Simone, EO	53	Mr. de Simone has served as Senior Vice President of the Company since September 2003. He has served as Senior Vice President, Corporate Operations since May 2007. Previously Mr. de Simone served as Senior Vice President, Engineering from September 2003 to May 2007. From late 2002 to September 2003, Mr. de Simone worked as an independent consultant, providing technical assistance and executive coaching to several clients. From mid 2000 to late 2002, Mr. de Simone served as Vice President of Platform Development for Brocade Communications Systems, a

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
		provider of storage area networking products. From February 1989 to May 2000, Mr. de Simone held a number of positions with Tandem Computers, an enterprise computer systems and transaction processing company, and with Compaq Computer Systems, a global computer systems, storage and solutions company, subsequent to its acquisition of Tandem Computers. During the last several years of his tenure with both Compaq and Tandem, Mr. de Simone was Vice President of Clustering Technology, and earlier in his tenure with Tandem he was a Director of Engineering. Mr. de Simone has an additional 11 years of experience in a variety of engineering and operations roles. Mr. de Simone holds a B.S.E.E. from the University of California, Davis.

Bethany J. Mayer, EO	46	Ms. Mayer has served as Senior Vice President, Worldwide Marketing since June 2007. Previously Ms. Mayer served as Vice President of Business Planning and Marketing with JDS Uniphase Inc., an optical components company, from February 2007 to June 2007, and as the Chief Marketing Officer for Mirapoint Inc., an email and email security company, from March 2005 to February 2007. Ms. Mayer was Vice President of Marketing and Product Management for Vernier Networks, a network security company, from March 2004 to March 2005, and was Vice President of Product Marketing for Skystream Networks Inc., a video networking company, from March 2000 to March 2004. Prior to those positions, Ms Mayer held various marketing and product management positions at Cisco Systems, a networking technology company, from September 1993 to March of 2000. Ms. Mayer held various operations positions and engineering program positions at Apple Computer Inc., a computer technology company, from January 1990 to September 1993. Ms. Mayer held various positions in engineering program management at Lockheed Martin Inc., an aerospace defense company, from March 1983 to January 1990. Ms. Mayer holds a B.S. in political science from Santa Clara University.

Kevin S. Royal, EO	44	Mr. Royal has served as Senior Vice President and Chief Financial Officer since May 2005. From January 2002 to April 2005, Mr. Royal served as Chief Financial Officer of Novellus Systems, Inc, a provider of semiconductor manufacturing equipment. Mr. Royal joined Novellus in 1996 and held various senior finance positions, including Vice President Finance and Corporate Controller. Prior to Novellus, Mr. Royal worked for Ernst & Young LLP in their Northern California high technology practice for over 10 years. Mr. Royal received his Bachelor of Business Administration from Harding University and is a Certified Public Accountant in the State of California.

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of the Purchaser are set forth below. The business address of each director and officer is care of Blue Coat Systems, Inc., 420 North Mary Avenue, Sunnyvale, CA 94085. Neither the Purchaser nor any of the directors and officers of the Purchaser listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of the United States.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Brian M. NeSmith	46	Mr. NeSmith has served as Chief Executive Officer and President and a director of Purchaser since April 2008. Please see above under “Directors and Executive Officers of Blue Coat” for current principal occupation with Blue Coat and for five year employment history.

Kevin S. Royal	44	Mr. Royal has served as Chief Financial Officer and Treasurer and a director of Purchaser since April 2008. Please see above under “Directors and Executive Officers of Blue Coat” for current principal occupation with Blue Coat and for five year employment history.

Betsy E. Bayha	57	Ms. Bayha has served as Vice President and Secretary and a director of Purchaser since April 2008. Please see above under “Directors and Executive Officers of Blue Coat” for current principal occupation with Blue Coat and for five year employment history.

The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

Computershare Trust Company, N.A.

By Mail: Computershare Attn: Corporate Actions— Voluntary Offer P.O. Box 43011 Providence RI 02940-3011		By Overnight Mail: Computershare Attn: Corporate Actions— Voluntary Offer 250 Royall Street Canton MA 02021

By Facsimile (For Eligible Institutions Only): (617) 360-6810 Confirm Facsimile Transmission: (781) 575-2332

If you have questions or need additional copies of this Offer to Purchase or the Letter of Transmittal, you can call the Information Agent at the addresses and telephone numbers set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

E-mail: tenderoffer@mackenziepartners.com